

Report
for the quarter ended 31 March 2004

On Friday, 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement, in terms of which AngloGold will acquire the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. This report does not cover the results of the merged company. An update on the merger and a summary of the Ashanti results for the March quarter are however provided at the end of this report.

◆ Gold production decreased by 11% to 1.235Moz due to the normal slow production start to the first quarter in South Africa and marked decreases in production at Geita, Morila and Cerro Vanguardia

◆ Total cash costs[1] were up 10% to $259/oz due in part to lower production

◆ Adjusted operating profit[2] was 4% lower at $132m despite a 3% increase in received gold price[3] of $405/oz

◆ Adjusted headline earnings[4] down 20% or $15m to $60m due to adjusted operating profit[2] and abnormal items included in previous quarter

◆ Hedge book reduced by 430,000oz (13.2t)

AngloGold Ashanti merger effective on 26 April - combined group results to be reported in the next quarter

		Quarter ended Mar 04 Unaudited	Quarter ended Dec 03 Unaudited	Quarter ended Mar 03 Unaudited	Year ended Dec 03 Audited	Quarter ended Mar 04 Unaudited	Quarter ended Dec 03 Unaudited	Quarter ended Mar 03 Unaudited	Year ended Dec 03 Audited
		SA Rand/Metric				US Dollar/Imperial			
Operating review									
Gold									
Produced	– kg / oz (000)	**38,416**	43,210	43,605	174,668	**1,235**	1,389	1,402	5,616
Price received[3]	– R/kg / $/oz	**87,837**	84,705	91,962	87,826	**405**	392	344	363
Total cash costs[1]	– R/kg / $/oz	**56,297**	50,988	52,741	52,336	**259**	236	197	217
Total production costs[1]	– R/kg / $/oz	**69,068**	63,477	64,535	63,905	**318**	293	241	265
Financial review									
Operating profit	– Rm / $m	**716**	1,060	1,208	4,667	**108**	159	145	622
Adjusted operating profit[2]	– Rm / $m	**884**	926	1,216	4,229	**132**	137	146	559
Net profit	– Rm / $m	**248**	611	547	2,331	**38**	93	66	312
Headline earnings	– Rm / $m	**286**	585	605	2,379	**44**	89	73	318
Adjusted headline earnings[4]	– Rm / $m	**400**	506	614	2,133	**60**	75	74	282
Capital expenditure[1]	– Rm / $m	**567**	1,181	635	3,286	**84**	166	76	435
Earnings per ordinary share	– cents/share								
Basic		**111**	274	246	1,046	**17**	42	30	140
Diluted		**111**	273	246	1,042	**17**	42	30	139
Headline		**128**	263	272	1,068	**20**	40	33	143
Adjusted headline[4]		**179**	227	276	957	**27**	34	33	127
Dividends	– cents/share				710				101

Note: 1. 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure
2. Operating profit excluding unrealised non-hedge derivatives
3. Price received includes realised non-hedge derivatives
4. Headline earnings before unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps

$ represents US dollar, unless otherwise stated

Sicelo Ntuli,
Services Engineer,
Ice Plant,
Mponeng Mine,
South Africa

Operations **at a glance**

for the quarter ended 31 March 2004

	Price received [1]		Production		Total cash costs [2]		Cash operating profit [3]		Adjusted operating profit [4]	
	$/oz	% Variance [5]	oz (000)	% Variance [5]	$/oz	% Variance [5]	$m	% Variance [5]	$m	% Variance [5]
Great Noligwa	423	2	189	(13)	235	12	34	(8)	31	(9)
TauTona	424	4	146	(11)	222	19	30	(3)	23	(18)
Kopanang	422	2	121	(2)	275	7	18	38	15	36
Sunrise Dam	480	13	87	(6)	274	19	17	(11)	11	(8)
Geita [6]	347	2	93	(21)	190	40	14	(39)	10	(47)
Mponeng	421	4	104	(13)	314	10	12	(8)	6	(25)
Cripple Creek & Victor J.V.	302	(8)	72	(5)	208	2	12	20	1	-
Morro Velho	350	3	52	(15)	139	(3)	11	(8)	8	(11)
Sadiola [6]	408	3	45	(10)	216	(3)	9	13	6	20
Morila [6]	374	2	43	(10)	158	(13)	9	-	5	25
Cerro Vanguardia [6]	367	2	35	(40)	184	33	8	(43)	3	(57)
Serra Grande [6]	343	1	23	(1)	130	(1)	6	-	5	-
Tau Lekoa	424	3	67	(16)	367	18	4	(33)	-	100
Yatela [6]	405	3	20	18	274	(15)	2	100	1	150
Ergo	422	7	62	22	372	2	1	-	1	-
Navachab	406	3	15	(6)	302	(13)	1	-	1	-
Savuka	423	4	35	(17)	451	(11)	(3)	67	(4)	56
Other			26	(19)			13	18	9	80
AngloGold Group	405	3	1,235	(11)	259	10	198	(3)	132	(4)

[1] Price received includes realised non-hedge derivatives.

[2] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

[3] Adjusted operating profit plus amortisation of mining assets.

[4] Operating profit excluding unrealised non-hedge derivatives.

[5] Variance March 2004 quarter on December 2003 quarter - Increase (Decrease).

[6] Attributable

Financial and Operating Review

OVERVIEW OF THE QUARTER

Despite a 3% increase in the received price of gold, AngloGold's adjusted operating profit for the quarter was 4% lower at $132m.

Gold production decreased by 11% to 1.235Moz due to the normal slow production start to the first quarter after the year-end shutdown in South Africa. Other factors were the anticipated lower grades at Geita in Tanzania following the substantially higher grades reported in the last quarter of 2003; reduced production at Morila in Mali, as a result of lower ore throughput and grade; and decreased production at Cerro Vanguardia in Argentina, due to a planned reduction in ore throughput.

Total cash costs increased to $259/oz due to the reduced volumes and lower grades.

Adjusted headline earnings at $60m were $15m (20%) lower than the previous quarter largely because of the $5m reduction in adjusted operating profit and a $7m inclusion of abnormal items in the previous quarter.

In addition to the lower adjusted headline earnings, there was a $30m movement in unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps (net of tax). These two items largely accounted for a substantial decrease in net profit from $93m to $38m. It should be noted that unrealised losses are based on a marked-to-market at a point in time and may or may not be realised in the future.

AngloGold implemented a change in the accounting treatment of Ore Reserve development expenditure with effect from 1 January 2004. Previously, a portion of this expenditure was expensed in the period that such expenditure was incurred. From 2004, AngloGold has capitalised Ore Reserve development expenditure and is amortising this over the life of the relevant mining area to which such expenditure applies.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, volumes mined decreased by 19%, largely as a result of fewer production shifts in the quarter, and yield was down by 3% to 10.81g/t. Gold production was 13% lower at

5,866kg (189,000oz) while total cash costs increased by 12% to R50,994/kg ($235/oz) mainly because of the lower gold production. Adjusted operating profit fell to R211m ($31m), again reflecting the results of the reduced volumes mined. The Lost Time Injury Frequency Rate (LTIFR) was marginally worse than that of the previous quarter at 9.22.

At **Kopanang**, volumes mined were lower, affected by the slow start-up after the Christmas break and the safety training programme held during January. Management embarked on efforts to reduce reef/waste contamination and these contributed to the lower volume of tonnes treated and an 8% increase in yield to 8.03g/t. Gold production was down by 3% to 3,750kg (121,000oz) because of a 10% reduction in tonnes treated, although the effects of this were partially offset by the improved yield. Total cash costs rose by 7% to R59,808/kg ($275/oz) mainly because of the reduced gold production. The impact of the new accounting treatment of ore reserve development costs was the chief reason for the adjusted operating profit increasing to R98m ($15m). For the quarter, the LTIFR at 13.44 was slightly worse than that of the previous quarter.

The volumes mined at **Tau Lekoa** increased by 4% as a result of improved face length. Yield, however, declined by 10% to 3.65g/t. Plant throughput this quarter was lower, largely because of the unusually higher tonnage treated in the previous period. Together with the lower yield, this accounted for the 16% drop in gold production to 2,095kg (67,000oz). The fall in gold production caused total cash costs to increase by 18% to R79,795/kg ($367/oz). Despite reduced amortisation charges, the decrease in gold revenues from the lower gold output resulted in an adjusted operating loss of R3m ($0.4m) for the period. The quarter saw a 35% improvement in the LTIFR to 18.15.

At **Moab Khotsong**, the gold production of 38kg (1,200oz) is not included in the South Africa region's production, as the revenue has been capitalised against pre-production costs. Commercial production is scheduled for 2006 onwards. LTIFR improved to 4.83.

The volumes mined at **Savuka** fell by 13% as a result of a reduction in face length and fewer production shifts. The decrease in mining volumes resulted in a 19% reduction in the tonnes treated, which was partially offset by a 4% improvement in yield to 5.94g/t. This had an impact on gold production, which fell by 16% to 1,099kg (35,000oz). Cost savings were achieved in the area of labour as a result of the gradual downsizing of the operation, which is in closure mode. These savings, together with lower allocated costs and the change in ore reserve development accounting, resulted in total cash costs decreasing by 10% to R98,153/kg ($451/oz). Adjusted operating losses have been reduced to R30m ($4m). Despite an improvement in the LTIFR, three employees died as a result of a seismic event during the quarter.

At **Mponeng**, volumes mined were 14% lower than those for the previous quarter but as anticipated after allowing for the slow production start to the quarter. Production was also adversely affected by the planned stoppage for a safety day following four fatalities during February. A 4% decline in grade to 8.47g/t was caused by seismic damage to some high-grade panels. This had a negative impact on gold production, which was down 13% to 3,234kg (104,000oz) while total cash costs increased by 11% to R68,287/kg ($314/oz) on the back of the lower gold production. Adjusted operating profit at R39m ($6m) also reflected the impact of the reduced gold output. Four employees died in workplace accidents during the quarter, while marginal improvements were achieved in the overall LTIFR.

At **TauTona**, volumes mined were adversely affected by a poor start to the year following infrastructure failures and a reduction in face length. Yield was steady at 12.17g/t. While increased tramming and accelerated cleaning operations recovered some of the volume deficiencies, gold production fell by 10% to 4,558kg (146,000oz). Higher total cash costs at R48,283/kg ($222/oz) reflected the impact of the lower gold output as well as the savings achieved in the previous quarter. The reduced gold production also affected adjusted operating profit, which decreased by 19% to R154m ($23m). Three employees lost their lives in accidents during the quarter, and the LTIFR at 10.31 was 10% worse than that of the previous quarter.

At **Ergo**, the tonnes treated improved by 1% as higher volumes were reclaimed from the Withok tailings dam. The increased volumes and the 19% improvement in yield to 0.25g/t resulted in gold production rising by 20% to 1,919kg (62,000oz). Total cash costs increased by 2% to R80,908/kg ($372/oz) mainly because of the establishment costs of the 5L29 pump station and the reduced by-product contributions from the acid circuit. Adjusted operating profit reflected the favourable impact of the higher gold production and rose to

R7m ($1m). Although the LTIFR worsened to 5.04, the overall injury rate is still improving year on year.

EAST AND WEST AFRICA

At **Geita** (50% attributable), production decreased by 21% to 93,000oz – as planned. This was largely because of an anticipated 24% decline in recovered grade to 4.02g/t, in line with expected grades for the rest of this year. Total cash costs increased by 40% to $190/oz due to the decrease in production while adjusted operating profit fell by 47% to $10m. There were no lost time injuries recorded during the quarter.

At **Morila** (40% attributable), a 6% decrease in milled tonnage throughput, coupled with a 5% decline in recovered grade, resulted in production decreasing by 10% to 43,000oz. Total cash costs were $158/oz. An increase in the received gold price together with the decrease in total cash costs increased adjusted operating profit for the quarter by 25% to $5m. Commissioning of the plant expansion project commenced in March with the secondary crushing circuit and cyclone upgrade being completed, and will continue in modular fashion with the CIL upgrade in April and the thickener unit in May. There was one lost time injury recorded during the quarter and one employee died from a fall.

At **Navachab**, a 7% decrease in milled tonnage throughput coupled with a 4% decline in recovered grade, resulted in an 6% drop in gold production to 15,000oz. As part of the planned transition from contractor mining to owner mining, no ore was mined during the quarter. As a result, total cash costs decreased by 13% to $302/oz, while adjusted operating profit was maintained at $1m. The mine recorded one lost time injury for the quarter.

At **Sadiola** (38% attributable), production was down by 10% to 45,000oz as a result of a 15% drop in milled tonnage throughput, although this was partially offset by a 3% increase in recovered grade to 3.15g/t. There was a 3% reduction in total cash costs to $216/oz. The decrease in total cash costs together with a 3% rise in received price, resulted in adjusted operating profit increasing by 20% to $6m. Sadiola had no lost time injuries for the quarter.

Production at **Yatela** (40% attributable) rose by 18% to 20,000oz largely owing to an increase of 30% in recovered grade to 2.46g/t. As a consequence of the higher production, total cash costs decreased by 15% to $274/oz and adjusted operating profit increased by $3m. Yatela recorded one lost time injury for the quarter.

ANGLOGOLD ASHANTI



Union Reefs
(closed effective
July 2003)

Australia

Sunrise Dam

Geita

Tanzania

SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
(in development)
Ergo

Republic of
South Africa

Namibia

Navachab

Mali

Crixas,
Serra Grande

Yatela
Sadiola
Morila

Morro
Velho

Cerro
Vanguardia

Brazil

Argentina

U.S.A.

Cripple Creek
& Victor

Alaska

NORTH AMERICA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until the initial loans are repaid), production was down by 5% at 72,000oz. Total cash costs were only up by 2% at $208/oz. Adjusted operating profit remained the same at $1m. There were no lost time injuries for the quarter.

The new processing facilities exceeded design capacity during the quarter, and haul truck hours ended the quarter slightly above planned levels. Phase 4B of the leach pad construction has ceased for the winter and will resume in June 2004.

SOUTH AMERICA

At **Cerro Vanguardia** (92.5% attributable), gold production was down by 40% to 35,000oz as a result of a planned decrease in the tonnes mined and treated ore, which was of a lower grade. Efforts are now being concentrated on optimising the production mix of low- and high-grade pits to be mined at a higher stripping ratio and on dewatering high-grade pits. Total cash costs were 33% higher at $184/oz, mainly owing to a reduction in both gold and silver produced. Adjusted operating profit decreased to $3m as a result of a 26% reduction in the volume of gold sales. The LTIFR for the quarter was 10.32.

At **Morro Velho**, gold production decreased by 15% to 52,000oz, due to a 10% decline in the ore treated and a 4,000oz drop in heap leaching operations. These developments are explained by the closure of operations at Mina Velha and the Morro do Galo dump in October 2003 and an interruption to heap leaching in February, due to heavy rains. Total cash costs were 3% lower at $139/oz chiefly because of reduced operating costs and higher sulphuric acid by-product credits. Adjusted operating profit was down by 11% to $8m. The LTIFR for the quarter was 2.61.

At **Serra Grande** (50% attributable), gold production was maintained at 23,000oz. Total cash costs at $130/oz and adjusted operating profit at $5m remained constant. The mine obtained the ISO 14001 certificate in March following an audit process. There were no lost time injuries recorded during the quarter.

AUSTRALIA

As forecast, mining at **Sunrise Dam** returned mostly to the lower grade areas during the first quarter. In addition, abnormal seasonal rainfall resulted in limited access for almost half of the quarter to those high-grade areas that were scheduled to be mined, the net result of which was that production during the quarter decreased by 6% to 87,000oz. Recovered grade was 2.84g/t compared to 3.03g/t in the previous quarter. Total cash costs increased by 12% to A$359/oz ($274/oz) and adjusted operating profit decreased by 13% to A$14m ($11m) due to the lower grade and to the cost of the remedial measures taken to mitigate the effects of the rain. There was one lost time injury during the quarter. For the current quarter, 897m of underground decline and vertical development was completed.

Milling operations at **Union Reefs** shut down in October 2003. There was marginal production (340oz) from clean-up activities. Again, there were no lost time injuries.

Work to update the November 2000 **Boddington** Expansion Feasibility Study project continued.

REVISION TO FORECAST FOR 2004

The group's estimates for gold production, total cash costs per ounce and capital expenditure for 2004 were set out in the 2003 Annual Financial Statements. As indicated in the trading statement issued on 21 April, it is expected that AngloGold (excluding Ashanti) will meet its production forecast of 5.3Moz for 2004. However, AngloGold's estimates for total cash costs per ounce and capital expenditure have increased in dollar terms due to a revised view on the rand/dollar exchange rate from $1=R7 to $1=R6.81, leading to the revisions set out in the table below. AngloGold has also revised its estimates for the combined AngloGold Ashanti group to accommodate the fact that Ashanti production will be incorporated from the beginning of May and not April, and this adjusted forecast is also set out below.

Revised forecast for 2004

		As per 2003 Annual Financial Statements			Updated April 2004		
		AngloGold excluding Ashanti	Ashanti	AngloGold including Ashanti	AngloGold excluding Ashanti	Ashanti wef May 2004	AngloGold Ashanti
Gold production	oz 000	5,316	1,157	6,473	5,311	1,029	6,340
Total cash costs	$/oz	245	233	243	254	233	250
Capital expenditure	$m	477	119	596	484	89	573

Note:

All references to price received includes the realised non-hedge derivative.

All reference to adjusted operating profit refers to operating profit excluding unrealised non-hedge derivatives.

All references to adjusted headline earnings refers to headline earnings excluding unrealised non-hedge derivates and fair value gains (losses) on interest rate swaps.

Rounding of figures may result in computational discrepancies.

IIn the case of joint venture operations, all production and financial results are attributable to AngloGold.

Exploration

AngloGold's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi-disciplinary teams and appropriate state-of-the-art exploration techniques and technology.

DURING THE QUARTER

In Mali at Sadiola, Phase VII drilling commenced on the Hard Sulphide programme At Córrego do Sítio in Brazil, mineralisation has been traced over a down-plunge length of 1,200m, a further 300m on the previous quarter. Underground exploration development continued to confirm the previously drilled gold grades.

REGIONAL EXPLORATION OVERVIEW

1. At Sadiola in **Mali**, Phase VII infill drilling of the Hard Sulphides commenced during the quarter. Results to date are consistent with those from previous drill campaigns.

    Results from resource conversion drilling at Farabakouta East 3 Southern Extension confirm the grade and tenor of previous work.

2. Greenfields exploration in South Mali continued at Kola, south of Morila, where wide spaced Rotary Airblast (RAB) drilling has produced anomalous intersections. At the Banzana permit, which is located 140km south-west of Morila on the Cote d'Ivoire border, RAB drilling of soil anomalies was completed with assay results pending.

3. At Geita in **Tanzania**, infill diamond and reverse circulation (RC) drilling at the Nyankanga West orebody commenced during quarter.

    Resource infill drilling at Geita Hill, which concentrated on the gap between Geita Main and North East Extension, was completed this quarter confirming continuity of the mineralisation.

4. In **North America** at Cripple Creek & Victor (CC&V) in Colorado, drilling focused on infill and resource expansion within the Wild Horse Extension area ahead of mid-year reserve calculations. In addition, drilling continues to test deeper high-grade vein system targets.

5. Greenfields exploration focused on two project areas in **Alaska**. AngloGold's land position was significantly expanded this quarter in three areas within the Tintina Gold Belt. Regional targeting work has defined a number of priority areas for further evaluation in 2004.

6. Final exploration plans for the West End (Red Lake, Ontario, **Canada**) project hinge on the results from a geochemical survey.

7. In **Brazil** at Cachorro Bravo, Córrego do Sítio, drilling has confirmed mineralisation to a down-plunge length of approximately 1,200m. The strike length of the "200" mineralised horizon has been exposed for 173m in a northerly direction within the exploration ramp. Grades and widths were similar to those reported in the last quarter. Development towards the south from the exploration ramp on the 200 horizon has to date exposed only patchy, sub-grade mineralisation.

8. At Crixás, a further seven holes drilled at Forquilha Sul have confirmed continuity of the mineralisation over a down-plunge length of 550m, with apparent continuity between Forquilha Sul and Corpo IV. The mineralisation remains open at depth.

9   Metallurgical testing of mineralised drillcore from La Rescatada is nearing completion and work continues on other greenfields targets in **Peru**.

10. At Cerro Vanguardia in **Argentina,** encouraging gold-values continued to be returned by diamond and RC drilling at the Loma North, Mangas South Extension and Paula Centro veins. Additional targets have been identified by detailed surface mapping and ground magnetics.

AngloGold Ashanti

Mines
Greenfields exploration areas
Brownfields exploration areas

Australia

Tropicana (13)

(12) Boddington (11)

SCHEMATIC DIAGRAM OF PLANNED
UNDERGROUND DEVELOPMENT AT SUNRISE DAM

S

Cleo
Upper Shear
Sunrise
Shear
Western
Shear
Decline
Southern
Exploration
Decline

Western
Shear Zone

Hammerhead
Dolly
Cosmo

Sunrise Dam Pit

HQ

Middle
Deeps

Astro
Northern
Deeps

Sunrise Shear
Daniel Decline
Northern
Exploration
Decline

Carey Shear

N

0m

-1200m

0   400m

Development
to date

Geita (3)
Nyankanga West
Geita Hill "Gap"

Tanzania

Goedgenoeg
Moab Khotsong (14)

Mongolia

China

South
Africa

Navachab
Namibia

Mali

Monila (2)
S Mali
Kola, Banzana

Yatela

SADIOLA
Satellite oxides

Farabakouta NE

FE2

FE3 Pit

FE4 Pit

Farabakouta
N2

FN3

Sadiola Pit

FE3 Southern Ext

Sekokoto

TS1

Current
exploration
Mineral Resource

0   4 km

N

Morro Velho
Corrego do Sitio -
Cachorro Bravo (7)

Brazil

Cerro
Vanguardia
Loma North
Mangas South Ext
Paulo Centro (10)

Argentina

Peru

La Rescatada (9)

(8)

CRIXAS,
SERRA GRANDE

Mina Nova
orebody

Mina III
orebody

Forquilha
orebody

Serra Grande
Mine

Corpo Sul

Forquilha Sul
orebody

Corpo IV
orebody

Corpo V
orebody

Crixas

N

500m

Canada

Tintina Gold Belt (5)

West End Project (6)

U.S.A.

Cripple Creek
& Victor
Wildhorse Ext (4)

Alaska



11. In Australia, drilling at Sunrise Dam focused on underground targets that are accessible from the newly named "Daniel" decline. These include the Sunrise Shear Zone, Middle Deeps, Astro and Dolly lodes.

   Brownfields exploration close to Sunrise Dam concentrated on defining near-surface oxide resources to the north of the pit, as well as extending primary mineralisation.

12. At Boddington exploration drilling targeted several areas around the Boddington mine. Mineralisation was defined at Wattle Hollow Brook, with an approximate strike length of 500m.

13. Greenfields exploration activities concentrated on the Tropicana East JV. RAB drilling was conducted over untested IP anomalies intersecting encouraging alteration zones associated with highly sheared intrusives.

14. In **South Africa,** surface diamond drilling at Goedgenoeg, west of Tau Lekoa, is aimed at delineating additional Ventersdorp Contact Reef (VCR) resources. A long deflection is being drilled from one of the holes completed last quarter and a new hole has been collared. Both holes are scheduled to intersect the VCR in the second quarter. One surface diamond drill hole is in progress in the Moab Khotsong area, testing the Vaal Reef within the Lower Mine Block.

_____

Note:
Unless otherwise stated, all intercepts are drilled widths.

ANGLOGOLD ASHANTI

Review of the
gold market

The first quarter of 2004 saw the gold market sustain the price rises of the last three years, and the spot price reach its highest point in almost 16 years at $430.50/oz.

The average spot price for the period was $408/oz, 4% higher than the average for the previous quarter. The gold price maintained its strength in spite of the US dollar strengthening during the quarter from its record low of $1.2930/euro to a high of $1.2050/euro. In the 12 quarters since the beginning of 2001, the US dollar spot price of gold has risen every quarter except one (the second quarter of 2003), and the upward trend in the price remained intact at the end of the quarter. The gold price closed the quarter at $425/oz or $9/oz up on the close of the previous quarter.

Since the end of the quarter, however, encouraging US economic data, a stronger US dollar, and a correction in the record long gold position on the New York Comex saw the gold price fall sharply, and the metal now trades in a range between $390/oz and $400/oz.

See Graph A "Average quarterly US$ Gold Price: 2001 – Today".

GOLD PRICE DRIVERS

The quarter saw the gold price disconnect to a large degree from moves in the US dollar, and strengthened in the face of a stronger dollar against the euro. Most forecasters continue to look for the dollar to weaken again to as low as $1.30 – $1.40 against the euro by the end of the year; however, much of this quarter saw the dollar strengthen relative to the euro. With less official intervention, the yen was allowed to appreciate, and this may have provided the pricing references for some of the gold price movement during the quarter.

Once again, trading in gold on the New York Comex was the prime price mover for the metal. A major sell-off of long positions on Comex in mid-quarter pulled the gold price down to its low of $388/oz but provided the opportunity for renewed buying late in the quarter as circumstances changed. This renewed buying took the net long position on Comex to a new high of 20.8Moz or almost 650t of gold, and lifted the spot gold price briefly back over $430/oz.

Following the end of the quarter, a correction in this record long open position on Comex has taken net long interest back down to some 17Moz and with it, the gold price back down below $400/oz.

See Graph B "COTR (Gold): Futures and Options".

For the first time since the start of the war in Iraq last year, renewed buying was triggered mainly by political rather than economic events, particularly the major terrorist attack in Madrid, the Israeli assassination of the Hamas leader, Sheik Ahmad Yassin, and escalating violence and tension in Iraq.

Looking ahead, whilst elements of the global economic outlook are favourable for a higher gold price, weak fundamentals in the physical market remain a cause of concern.

PHYSICAL DEMAND

The physical market for gold remains vulnerable, with sustained levels of supply – mine production, scrap and central bank sales – but poor physical demand. Jewellery offtake remains depressed, and de-hedging by gold producers is likely to continue at a quieter pace than it did during 2002 and the first half of 2003. This leaves the oversupply of gold to be absorbed by incremental investment demand for the metal.

Whilst firmer gold prices affected gold offtake in India for much of the quarter, a weaker spot price and stronger rupee at the end of the period brought some optimism to this important market, in time for the final two months of the Indian wedding season, when gold offtake potential is most favourable.

OFFICIAL SECTOR

European central banks announced early in March the renewal of the 1999 Washington Agreement governing gold sales by those banks for a further five years with effect from September 2004. The renewed agreement provides for annual sales of up to 500t for a maximum aggregate sale of 2,500t of gold over five years.

By comparison with the original agreement in 1999, where the agreed sales volume of 2,000t was fully subscribed early on in the agreement, this renewal has only one substantial sale of 600t by the German Bundesbank proposed within its terms. The Swiss National Bank will sell the remaining 130t under the first agreement, and plans no gold sales beyond this. The Bank of England has indicated that it has no plans to sell gold. It is likely that the central banks of Holland, Portugal and Austria will also sell gold holdings under this agreement. However, without some decision by the two major European holders of gold reserves, France (3,025t) and Italy (2,452t) to change existing policies, and sell some of these reserves, it is not clear whether the signatories will in fact sell as much as the ceiling of 2,500t proposed by the agreement.

The agreement reaffirmed that the signatories believe that "gold remains an important element of global monetary reserves", and repeated their acceptance of a cap on all gold leasing and derivatives activities at the levels that existed amongst the signatories at September 1999.

The signatories between them hold some 13,400t of gold, or 41% of all official reserves. If it is assumed that the agreement will receive the same support from the USA, Japan, the IMF and the BIS that the first agreement received, the official gold holdings affected by the terms of the renewal agreement will be slightly more than 80% of all official gold reserves. The renewal will, in effect, cover all major official holders of gold, and will ensure a continuation of orderly behaviour by the official sector in the gold market that has been so beneficial to this market since 2000.

In previous quarters, we reported signals of possible interest in gold purchases by central banks, particularly in Russia and Japan. During the past quarter, the Japanese Ministry of Finance specifically rejected the possibility of larger gold holdings in the official reserves of Japan. The Chairman of the Russian Central Bank, however, repeated Russia's interest in increasing its gold and currency reserve holdings.

CURRENCIES

Currency markets continue to be active, although the focus has moved from the euro to the yen. The quarter saw the dollar pull back from progressive weakening against the euro, strengthening by some 7% from mid-February, and consolidating around $1.20/euro. A number of factors assisted the dollar, including continuing economic growth in the US, unexpectedly positive US payroll data late in the quarter, and the beginning of some expectation of higher US interest rates. In contrast to the euro market, the reduction in official intervention in the yen market saw the Japanese currency move up from its low point of Y112 against the dollar this quarter, to reach a high of Y103.5 to the dollar. It remains to be seen whether Japanese monetary authorities will be prepared to see a progressive strengthening of their currency against the dollar as happened with the euro, or whether they will resume buying of dollars to keep the yen relatively weak for trade reasons.

The rand has regained all of the strength it appeared to lose late last year, and touched a high of R6.18 to the dollar during this quarter. The stronger dollar has brought no relief, and the local currency has not weakened proportionately to the dollar. South African interest rates remained unchanged and any weakening in the rand must probably wait until the interest rate differential between South Africa and the USA becomes less favourable to South Africa.

See Graph C "Euro/US$ Exchange Rate: 2004 – Today".

HEDGING

As at 31 March 2004, the net delta hedge position of the company was 8.16Moz, or 253.9t at a spot price of $425/oz. The marked-to-market value of this position as at 31 March 2004 was negative $651.9m, little changed from the marked-to-market value of the hedge at 31 December 2003. The relatively small reduction in the level of hedging compared with the level at 31 December 2003 is a result of a higher delta volume, consequent on a higher spot price of gold at this quarter-end ($425/oz compared with $415.75/oz at 31 December 2003). The company continues to manage its hedge positions actively, and to reduce overall levels of forward pricing on gold

AngloGold Ashanti

GRAPH A

Average Quarterly US$ Gold Price: 2001 -Today



GRAPH B

COTR (Gold): Futures & Options
2001 - Today



GRAPH C

Euro/US$ Exchange Rate: 2002 - Today



Hedge position

As at 31 March 2004, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.16Moz or 253.9t (at 31 December 2003: 8.59Moz or 267.1t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $651.9m (negative R4.1bn) as at 31 March 2004 (as at 31 December 2003: negative $663.7m, or R4.4bn). These values were based on a gold price of $425/oz, exchange rates of R/$6.28 and A$/$0.76 and the prevailing market interest rates and volatilities at that date.

As at 28 April 2004, the marked-to-market value of the hedge book was a negative $533m (negative R3.55bn), based on a gold price of $397/oz and exchange rates of R/$6.67 and A$/$0.7310 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2004	2005	2006	2007	2008	2009-2013	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	17,470	26,576	19,862	18,974	15,801	10,078	108,761
	$ per oz	$313	$324	$333	$337	$352	$360	$333
Put options purchased	Amount (kg)	3,396	2,624	4,918	728			11,666
	$ per oz	$362	$363	$363	$292			$358
	*Delta (kg)	372	532	945	31			1,880
Put options sold	Amount (kg)	14,152	2,799	4,354				21,305
	$ per oz	$359	$345	$339				$353
	*Delta (kg)	785	292	523				1,600
Call options purchased	Amount (kg)	14,838						14,838
	$ per oz	$356						$356
	*Delta (kg)	14,742						14,742
Call options sold	Amount (kg)	12,547	18,227	16,547	14,308	14,183	40,061	115,873
	$ per oz	$386	$338	$346	$336	$347	$369	$356
	*Delta (kg)	9,827	16,090	14,061	12,651	12,253	33,195	98,077
RAND GOLD								
Forward contracts	Amount (kg)	5,316	5,874	4,500	2,830	2,799	933	22,252
	Rand per kg	R71,698	R126,919	R96,436	R118,197	R120,662	R116,335	R105,222
Put options purchased	Amount (kg)	933	2,808	2,808				6,549
	Rand per kg	R99,346	R95,511	R95,511				R96,057
	*Delta (kg)	915	1,142	848				2,905
Put options sold	Amount (kg)	6,065	1,400	1,400				8,865
	Rand per kg	R86,198	R88,414	R88,414				R86,898
	*Delta (kg)	2,410	442	333				3,185
Call options purchased	Amount (kg)	933						933
	Rand per kg	R74,268						74,268
	*Delta (kg)	933						933
Call options sold	Amount (kg)	5,842	5,620	5,621	1,493	2,986	8,958	30,520
	Rand per kg	R110,096	R130,321	R131,389	R173,119	R187,586	R216,522	R159,643
	*Delta (kg)	866	1,446	1,937	231	496	2,032	7,008

ANGLOGOLD ASHANTI

	Year	2004	2005	2006	2007	2008	2009-2013	Total
A DOLLAR GOLD								
Forward contracts	Amount (kg)	8,215	5,443	9,331	8,398	3,110	10,233	44,730
	A$ per oz	A$491	A$682	A$663	A$635	A$649	A$651	A$625
Put options purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put options sold	Amount (kg)	933						933
	A$ per oz	A$540						A$540
	*Delta (kg)	88						88
Call options purchased	Amount (kg)	1,400	3,110	6,221	3,732	3,110	8,087	25,660
	A$ per oz	A$473	A$724	A$673	A$668	A$680	A$710	A$680
	*Delta (kg)	1,400	480	2,655	1,844	1,716	4,680	12,775
Call options sold	Amount (kg)	1,866						1,866
	A$ per oz	A$543						A$543
	*Delta (kg)	1,590						1,590
Total net gold:	Delta (kg)	24,214	55,889	47,973	41,272	32,743	51,791	253,882
	Delta (oz)	778,495	1,796,866	1,542,376	1,326,914	1,052,719	1,665,107	8,162,478

The following table indicates the group's currency hedge position at 31 March 2004

	Year	2004	2005	2006	2007	2008	2009-2013	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)	10,000						10,000
	Rand per $	R7.30						R7.30
	*Delta ($)	10,000						10,000
Put options sold	Amount ($)	10,000						10,000
	Rand per $	R6.75						R6.75
	*Delta ($)	9,964						9,964
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount ($)	55,000						55,000
	Rand per $	R6.98						R6.98
	*Delta ($)	2,722						2,722
A DOLLAR (000)								
Forward contracts	Amount ($)		50,237					50,237
	$ per A$		$0.58					$0.58
Put options purchased	Amount ($)	10,000						10,000
	$ per A$	$0.63						$0.63
	*Delta ($)	9,946						9,946
Put options sold	Amount ($)	10,000						10,000
	$ per A$	$0.68						$0.68
	*Delta ($)	9,138						9,138
Call options purchased	Amount ($)							
	$ per A$							
	*Delta ($)							
Call options sold	Amount ($)	20,000						20,000
	$ per A$	$0.60						$0.60
	*Delta ($)	8						8

*   The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2004.



Financial Statements

ANGLOGOLD ASHANTI

GROUP OPERATING RESULTS

			Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Milled	- 000 tonnes	/ - 000 tons	**2,806**	3,097	3,299	13,047	**3,094**	3,414	3,636	14,382
Yield	- g / t	/ - oz / t	**8.11**	8.24	7.87	8.03	**0.237**	0.240	0.229	0.234
Gold produced	- kg	/ - oz (000)	**22,770**	25,527	25,949	104,741	**732**	820	834	3,367
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	**9,134**	9,044	9,717	36,822	**10,068**	9,969	10,711	40,589
Yield	- g / t	/ - oz / t	**0.30**	0.27	0.28	0.27	**0.009**	0.008	0.008	0.008
Gold produced	- kg	/ - oz (000)	**2,736**	2,474	2,757	9,958	**88**	80	89	320
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	**27,054**	30,033	25,099	125,529	**29,822**	33,105	27,667	138,372
Treated	- 000 tonnes	/ - 000 tons	**2,930**	3,097	3,514	13,967	**3,230**	3,414	3,874	15,396
Stripping ratio	- t (mined total - mined ore) / t mined ore		**9.09**	8.04	7.77	8.95	**9.09**	8.04	7.77	8.95
Yield	- g / t	/ - oz / t	**3.39**	3.91	3.48	3.43	**0.099**	0.114	0.101	0.100
Gold in ore	- kg	/ - oz (000)	**5,848**	7,564	6,868	27,105	**188**	243	221	871
Gold produced	- kg	/ - oz (000)	**9,938**	12,104	12,219	47,893	**319**	389	393	1,540
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	**17,611**	17,961	12,978	59,507	**19,412**	19,798	14,305	65,595
Placed [1]	- 000 tonnes	/ - 000 tons	**4,710**	4,944	3,935	18,265	**5,192**	5,450	4,338	20,133
Stripping ratio	- t (mined total - mined ore) / t mined ore		**2.51**	2.93	2.75	2.59	**2.51**	2.93	2.75	2.59
Yield [2]	- g / t	/ - oz / t	**0.84**	0.76	0.94	0.81	**0.03**	0.02	0.03	0.02
Gold placed [3]	- kg	/ - oz (000)	**3,970**	3,755	3,710	14,782	**128**	121	119	475
Gold produced	- kg	/ - oz (000)	**2,972**	3,105	2,680	12,076	**96**	100	86	389
TOTAL										
Gold produced	- kg	/ - oz (000)	**38,416**	43,210	43,605	174,668	**1,235**	1,389	1,402	5,616
Gold sold	- kg	/ - oz (000)	**38,533**	43,203	43,526	174,587	**1,239**	1,389	1,399	5,613
Price received	- R / kg	/ - $ / oz - sold	**87,837**	84,705	91,962	87,826	**405**	392	344	363
Total cash costs [4]	- R / kg	/ - $ / oz - produced	**56,297**	50,988	52,741	52,336	**259**	236	197	217
Total production costs [4]	- R / kg	/ - $ / oz - produced	**69,068**	63,477	64,535	63,905	**318**	293	241	265
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	**356**	230	230	236	**11.44**	8.22	8.01	8.33
Actual	- g	/ - oz	**344**	227	223	228	**11.05**	7.29	7.86	7.34
CAPITAL EXPENDITUE [4]	- Rm	- $m	**567**	1,181	635	3,286	**84**	166	76	435

[1] Tonnes (Tons) placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure

GROUP INCOME STATEMENT

SA Rand million	Notes	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
Gold income		**3,298**	3,685	3,938	15,264
Cost of sales	2	**(2,581)**	(2,821)	(2,885)	(11,458)
		717	864	1,053	3,806
Non-hedge derivatives		**(1)**	196	155	861
Operating profit		**716**	1,060	1,208	4,667
Corporate administration and other expenses		**(76)**	(60)	(85)	(273)
Market development costs		**(26)**	(46)	(40)	(139)
Exploration costs		**(59)**	(68)	(75)	(283)
Interest receivable		**83**	94	71	285
Other net (expense) income		**(9)**	7	(31)	(123)
Finance costs		**(145)**	(145)	(69)	(362)
Fair value (losses) gains on interest rate swaps		**(18)**	32	-	38
Abnormal items		**-**	(122)	-	(122)
Profit before exceptional items		**466**	752	979	3,688
Amortisation of goodwill		**(52)**	(52)	(58)	(221)
Impairment of mining assets		**-**	20	-	(327)
Profit on disposal of assets and subsidiaries		**20**	19	-	75
Profit on disposal of investments		**-**	51	-	331
Profit on ordinary activities before taxation		**434**	790	921	3,546
Taxation	3	**(149)**	(142)	(338)	(1,080)
Profit on ordinary activities after taxation		**285**	648	583	2,466
Minority interest		**(37)**	(32)	(36)	(130)
Minority interest in abnormal items		**-**	(5)	-	(5)
Net profit		**248**	611	547	2,331
Adjusted operating profit					
The operating profit has been adjusted by the following to arrive at adjusted operating profit:					
Operating profit		**716**	1,060	1,208	4,667
Unrealised non-hedge derivatives		**168**	(134)	8	(438)
Adjusted operating profit		**884**	926	1,216	4,229
Headline earnings					
The net profit has been adjusted by the following to arrive at headline earnings:					
Net profit		**248**	611	547	2,331
Amortisation of goodwill		**52**	52	58	221
Impairment of mining assets		**-**	(20)	-	327
Profit on disposal of assets and subsidiaries		**(20)**	(19)	-	(75)
Profit on disposal of investments		**-**	(51)	-	(331)
Current and deferred taxation on exceptional items	3	**6**	12	-	(94)
Headline earnings		**286**	585	605	2,379
Unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps		**186**	(166)	8	(476)
Deferred tax on unrealised non-hedge derivatives and fair value (losses) gains on interest rate swaps	3	**(72)**	87	1	230
Adjusted headline earnings		**400**	506	614	2,133
Earnings per ordinary share (cents)					
- Basic		**111**	274	246	1,046
- Diluted		**111**	273	246	1,042
- Headline		**128**	263	272	1,068
- Adjusted headline		**179**	227	276	957
Dividends					
- Rm					1,584
- cents per share					710

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

GROUP INCOME STATEMENT

US Dollar million	Notes	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
Gold income		**488**	547	472	2,029
Cost of sales	2	**(381)**	(419)	(346)	(1,526)
		107	128	126	503
Non-hedge derivatives		**1**	31	19	119
Operating profit		**108**	159	145	622
Corporate administration and other expenses		**(11)**	(9)	(10)	(36)
Market development costs		**(4)**	(7)	(5)	(19)
Exploration costs		**(9)**	(10)	(9)	(38)
Interest receivable		**12**	14	8	38
Other net (expense) income		**(2)**	1	(3)	(15)
Finance costs		**(21)**	(21)	(8)	(49)
Fair value (losses) gains on interest rate swaps		**(3)**	5	-	6
Abnormal items		**-**	(19)	-	(19)
Profit before exceptional items		**70**	113	118	490
Amortisation of goodwill		**(8)**	(8)	(7)	(29)
Impairment of mining assets		**-**	2	-	(44)
Profit on disposal of assets and subsidiaries		**4**	3	-	10
Profit on disposal of investments		**-**	8	-	45
Profit on ordinary activities before taxation		**66**	118	111	472
Taxation	3	**(22)**	(20)	(41)	(142)
Profit on ordinary activities after taxation		**44**	98	70	330
Minority interest		**(6)**	(4)	(4)	(17)
Minority interest in abnormal items		**-**	(1)	-	(1)
Net profit		**38**	93	66	312
Adjusted operating profit					
The operating profit has been adjusted by the following to arrive at adjusted operating profit:					
Operating profit		**108**	159	145	622
Unrealised non-hedge derivatives		**24**	(22)	1	(63)
Adjusted operating profit		**132**	137	146	559
Headline earnings					
The net profit has been adjusted by the following to arrive at headline earnings:					
Net profit		**38**	93	66	312
Amortisation of goodwill		**8**	8	7	29
Impairment of mining assets		**-**	(2)	-	44
Profit on disposal of assets and subsidiaries		**(4)**	(3)	-	(10)
Profit on disposal of investments		**-**	(8)	-	(45)
Current and deferred taxation on exceptional items	3	**2**	1	-	(12)
Headline earnings		**44**	89	73	318
Unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps		**27**	(27)	1	(69)
Deferred tax on unrealised non-hedge derivatives and fair value (losses) gains on interest rate swaps	3	**(11)**	13	-	33
Adjusted headline earnings		**60**	75	74	282
Earnings per ordinary share (cents)					
- Basic		**17**	42	30	140
- Diluted		**17**	42	30	139
- Headline		**20**	40	33	143
- Adjusted headline		**27**	34	33	127
Dividends ~					
- $m					224
- cents per share					101

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

~ Dividends are translated at actual rates on date of payment.

GROUP BALANCE SHEET

SA Rand million	As at March 2004 Unaudited	As at December 2003 Audited	As at March 2003 Unaudited
ASSETS			
Non-current assets			
Mining assets	**18,082**	18,427	18,902
Goodwill	**2,545**	2,749	3,023
Investments in associates	**47**	47	156
Other investments	**99**	62	182
AngloGold Environmental Rehabilitation Trust	**360**	352	286
Other non-current assets	**615**	667	469
Derivatives	**696**	630	596
	22,444	22,934	23,614
Current assets			
Inventories	**1,853**	2,050	1,818
Trade and other receivables	**1,542**	1,461	2,107
Cash and cash equivalents	**5,868**	3,367	2,686
Current portion of other non-current assets	**103**	59	3
Derivatives	**2,062**	2,515	2,162
	11,428	9,452	8,776
TOTAL ASSETS	**33,872**	32,386	32,390
EQUITY AND LIABILITIES			
Equity	**11,089**	11,206	12,042
Non-current liabilities			
Borrowings	**7,977**	5,383	6,643
Provisions	**1,808**	1,832	1,977
Deferred taxation	**4,091**	3,986	3,767
Derivatives	**2,086**	2,194	1,398
	15,962	13,395	13,785
Current liabilities			
Current portion of borrowings	**2,151**	2,340	616
Trade and other payables	**1,971**	2,339	2,205
Taxation	**141**	164	1,270
Derivatives	**2,558**	2,942	2,472
	6,821	7,785	6,563
TOTAL EQUITY AND LIABILITIES	**33,872**	32,386	32,390

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

GROUP BALANCE SHEET

US Dollar million	As at March 2004 Unaudited	As at December 2003 Audited	As at March 2003 Unaudited
ASSETS			
Non-current assets			
Mining assets	**2,877**	2,764	2,394
Goodwill	**405**	412	383
Investments in associates	**7**	7	20
Other investments	**16**	9	23
AngloGold Environmental Rehabilitation Trust	**57**	53	36
Other non-current assets	**98**	101	59
Derivatives	**111**	94	75
	3,571	3,440	2,990
Current assets			
Inventories	**295**	307	230
Trade and other receivables	**245**	219	267
Cash and cash equivalents	**934**	505	340
Current portion of other non-current assets	**16**	9	-
Derivatives	**328**	377	274
	1,818	1,417	1,111
TOTAL ASSETS	**5,389**	4,857	4,101
EQUITY AND LIABILITIES			
Equity	**1,765**	1,681	1,525
Non-current liabilities			
Borrowings	**1,269**	807	841
Provisions	**288**	275	250
Deferred taxation	**651**	598	477
Derivatives	**332**	329	177
	2,540	2,009	1,745
Current liabilities			
Current portion of borrowings	**342**	351	78
Trade and other payables	**313**	350	279
Taxation	**22**	25	161
Derivatives	**407**	441	313
	1,084	1,167	831
TOTAL EQUITY AND LIABILITIES	**5,389**	4,857	4,101

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

GROUP CASH FLOW STATEMENT

SA Rand million	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
Cash flows from operating activities				
Cash generated from operations	**549**	901	1,477	4,527
Interest received	**72**	84	62	245
Environmental and other expenditure	**(17)**	(108)	(50)	(232)
Dividends received from associates	**-**	-	9	9
Finance costs	**(175)**	(80)	(86)	(291)
Recoupment tax received: Free State assets	**-**	-	-	681
Recoupment tax paid: Free State assets	**-**	-	-	(681)
Taxation paid	**(105)**	(101)	(81)	(780)
Net cash inflow from operating activities	**324**	696	1,331	3,478
Cash flows from investing activities				
Capital expenditure	**(567)**	(1,057)	(488)	(2,744)
Proceeds from disposal of mining assets	**26**	19	-	38
Investments acquired	**-**	(5)	-	(8)
Proceeds from disposal of investments	**-**	72	-	423
Disposal of subsidiary	**-**	-	-	8
Loans advanced	**(1)**	(122)	(2)	(133)
Repayment of loans advanced	**3**	7	-	29
Net cash outflow from investing activities	**(539)**	(1,086)	(490)	(2,387)
Cash flows from financing activities				
Proceeds from issue of share capital	**11**	22	17	63
Share issue expenses	**-**	-	(1)	(2)
Proceeds from borrowings	**6,737**	347	73	2,678
Repayment of borrowings	**(3,192)**	(460)	(108)	(1,241)
Dividends paid	**(758)**	(35)	(1,522)	(2,476)
Net cash inflow (outflow) from financing activities	**2,798**	(126)	(1,541)	(978)
Net increase (decrease) in cash and cash equivalents	**2,583**	(516)	(700)	113
Cash in the subsidiary acquired	**-**	58	-	58
Translation	**(82)**	60	(158)	(348)
Opening cash and cash equivalents	**3,367**	3,765	3,544	3,544
Closing cash and cash equivalents	**5,868**	3,367	2,686	3,367
Cash generated from operations				
Profit on ordinary activities before taxation	**434**	790	921	3,546
Adjusted for:				
Non-cash movements	**(38)**	(63)	(58)	(252)
Movement on non-hedge derivatives	**189**	(98)	11	(449)
Amortisation of mining assets	**446**	455	449	1,739
Interest receivable	**(83)**	(94)	(71)	(285)
Other net income (expense)	**(14)**	(1)	44	86
Finance costs	**145**	145	69	362
Abnormal items	**-**	122	-	122
Amortisation of goodwill	**52**	52	58	221
Impairment of mining assets	**-**	(20)	-	327
Profit on disposal of investments	**-**	(51)	-	(331)
Profit on disposal of assets and subsidiaries	**-**	(19)	-	(75)
Movement in working capital	**(582)**	(317)	54	(484)
	549	901	1,477	4,527
Movement in working capital				
Decrease (increase) in inventories	**196**	(219)	30	(165)
(Increase) decrease in trade and other receivables	**(57)**	(135)	84	57
(Decrease) increase in trade and other payables	**(721)**	37	(60)	(376)
	(582)	(317)	54	(484)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

GROUP CASH FLOW STATEMENT

US Dollar million	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
Cash flows from operating activities				
Cash generated from operations	**120**	136	181	592
Interest received	**11**	13	7	33
Environmental and other expenditure	**(3)**	(15)	(6)	(31)
Dividends received from associates	**-**	-	1	1
Finance costs	**(26)**	(13)	(10)	(40)
Recoupment tax received: Free State assets	**-**	-	-	91
Recoupment tax paid: Free State assets	**-**	-	-	(91)
Taxation paid	**(15)**	(20)	(10)	(102)
Net cash inflow from operating activities	**87**	101	163	453
Cash flows from investing activities				
Capital expenditure	**(84)**	(148)	(59)	(363)
Proceeds from disposal of mining assets	**4**	3	-	6
Investments acquired	**-**	(1)	-	(1)
Proceeds from disposal of investments	**-**	11	-	56
Disposal of subsidiary	**-**	-	-	1
Loans advanced	**-**	(16)	-	(19)
Repayment of loans advanced	**-**	1	-	4
Net cash outflow from investing activities	**(80)**	(150)	(59)	(316)
Cash flows from financing activities				
Proceeds from issue of share capital	**2**	4	2	10
Share issue expenses	**-**	-	-	-
Proceeds from borrowings	**997**	48	9	362
Repayment of borrowings	**(472)**	(65)	(13)	(165)
Dividends paid	**(113)**	(5)	(185)	(314)
Net cash inflow (outflow) from financing activities	**414**	(18)	(187)	(107)
Net increase (decrease) in cash and cash equivalents	**421**	(67)	(83)	30
Cash in the subsidiary acquired	**-**	9	-	9
Translation	**8**	21	10	53
Opening cash and cash equivalents	**505**	542	413	413
Closing cash and cash equivalents	**934**	505	340	505
Cash generated from operations				
Profit on ordinary activities before taxation	**66**	118	111	472
Adjusted for:				
Non-cash movements	**(6)**	(9)	(7)	(34)
Movement on non-hedge derivatives	**27**	(17)	1	(65)
Amortisation of mining assets	**66**	68	54	232
Interest receivable	**(12)**	(14)	(8)	(38)
Other net income (expense)	**(2)**	-	5	10
Finance costs	**21**	21	8	49
Abnormal items	**-**	19	-	19
Amortisation of goodwill	**8**	8	7	29
Impairment of mining assets	**-**	(2)	-	44
Profit on disposal of investments	**-**	(8)	-	(45)
Profit on disposal of assets and subsidiaries	**-**	(3)	-	(10)
Movement in working capital	**(48)**	(45)	10	(71)
	120	136	181	592
Movement in working capital				
Decrease (increase) in inventories	**13**	(44)	(15)	(87)
(Increase) decrease in trade and other receivables	**(23)**	(28)	(11)	(53)
(Decrease) increase in trade and other payables	**(38)**	27	36	69
	(48)	(45)	10	(71)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

STATEMENT OF CHANGES IN EQUITY

	Ordinary share capital and premium	Equity portion of convertible bond	Non-distri-reserves	Foreign currency translation	Other compre-hensive income	Retained earnings	Total	Minority interest	Total equity
			Attributable equity holders of the group						
SA Rand million									
Balance at December 2002	9,607	-	138	360	(1,583)	3,853	12,375	347	12,722
Movements on other comprehensive income					629		629		629
Net profit						547	547	36	583
Dividends paid						(1,500)	(1,500)	(21)	(1,521)
Ordinary shares issued	16						16		16
Translation	-			(435)	84	1	(350)	(37)	(387)
Balance at March 2003	**9,623**	**-**	**138**	**(75)**	**(870)**	**2,901**	**11,717**	**325**	**12,042**
Balance at December 2003	9,668	-	138	(755)	(2,047)	3,848	10,852	354	11,206
Movements on other comprehensive income					170		170		170
Net profit						248	248	37	285
Dividends paid						(748)	(748)	(10)	(758)
Ordinary shares issued	14						14		14
Issue of convertible bond		543					543		543
Translation	-			(438)	85	-	(353)	(18)	(371)
Balance at March 2004	**9,682**	**543**	**138**	**(1,193)**	**(1,792)**	**3,348**	**10,726**	**363**	**11,089**
US Dollar million									
Balance at December 2002	1,120	-	16	43	(185)	449	1,443	40	1,483
Movements on other comprehensive income					83	-	83		83
Net profit						66	66	4	70
Dividends paid						(183)	(183)	(3)	(185)
Ordinary shares issued	2						2		2
Translation	97		1	(53)	(8)	35	73	(1)	72
Balance at March 2003	**1,219**	**-**	**17**	**(10)**	**(110)**	**367**	**1,484**	**41**	**1,525**
Balance at December 2003	1,450	-	21	(113)	(307)	577	1,628	53	1,681
Movements on other comprehensive income					29		29		29
Net profit						38	38	6	44
Dividends paid						(111)	(111)	(2)	(113)
Ordinary shares issued	2						2		2
Issue of convertible bond		82					82		82
Translation	89		1	(74)	(7)	30	39	-	39
Balance at March 2004	**1,541**	**82**	**22**	**(187)**	**(285)**	**534**	**1,707**	**58**	**1,765**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD ASHANTI

NOTES

for the quarter ended 31 March 2004

1.   Basis of preparation

The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

The summarised group financial statements of AngloGold Limited have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practices (SA GAAP), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of interim financial information of the company for the quarter ended 31 March 2004. Accordingly, they do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) and SA GAAP and the South African Companies Act, 1973 for annual consolidated financial statements.

2   Cost of sales

	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
	SA Rand million				US Dollar million			
Cash operating costs	**2,095**	2,271	2,378	9,473	**310**	337	286	1,260
Other cash costs	**59**	61	70	255	**8**	9	8	34
Total cash costs	**2,154**	2,332	2,448	9,728	**318**	346	294	1,294
Retrenchment costs	**25**	15	3	27	**4**	2	-	4
Rehabilitation and other non-cash costs	**41**	33	24	97	**6**	5	3	13
Production costs	**2,220**	2,380	2,475	9,852	**328**	353	297	1,311
Amortisation of mining assets	**446**	455	449	1,739	**66**	68	54	232
Total production costs	**2,666**	2,835	2,924	11,591	**394**	421	351	1,543
Inventory change	**(85)**	(14)	(39)	(133)	**(13)**	(2)	(5)	(17)
	2,581	2,821	2,885	11,458	**381**	419	346	1,526

3.   Taxation

	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
	SA Rand million				US Dollar million			
Normal taxation	**77**	55	245	545	**11**	8	29	69
Deferred taxation	**138**	167	92	578	**20**	25	12	79
Deferred tax on unrealised non-hedge derivatives and fair value (losses) gains on interest rate swaps	**(72)**	87	1	230	**(11)**	13	-	33
Taxation on abnormal item	**-**	(179)	-	(179)	**-**	(27)	-	(27)
Taxation on exceptional items	**6**	12	-	(94)	**2**	1	-	(12)
	149	142	338	1,080	**22**	20	41	142

4. Capital commitments

	March 2004	December 2003	March 2003	March 2004	December 2003	March 2003
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange:	931	650	927	148	98	117

5. Shares

	March 2004	December 2003	March 2003
Shares in issue	223,255,242	223,136,342	222,763,754
A redeemable preference shares	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896
Weighted average number of ordinary shares for the period			
Basic ordinary shares	223,212,890	222,836,574	222,700,331
Diluted number of ordinary shares	224,180,742	223,717,575	222,700,331

During the quarter, 118,900 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and the Acacia Employee Option Plan. All the preference shares are held by a wholly-owned subsidiary company.

6. Exchange rates

	March 2004	December 2003	March 2003
Rand/US Dollar average for the year		7.55	
Rand/US Dollar average for the quarter	6.76	6.74	8.35
Rand/US Dollar closing	6.28	6.67	7.90
Rand/Australian Dollar average for the period		4.90	
Rand/Australian Dollar for the quarter	5.17	4.82	4.95
Rand/Australian Dollar closing	4.79	5.02	4.78

7. Attributable Interest

Although AngloGold holds a 66.7 % interest in Cripple Creek & Victor gold Mining company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by Anglogold North America Inc., is repaid.

8. Announcements: Since the previous quarterly report, AngloGold made the following announcements:

8.1 *Announcements in respect of the proposed merger with Ashanti Goldfields Company Limited:*

On 26 January 2004, AngloGold received confirmation from the United States Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable AngloGold to issue its shares in the scheme, without registration in the United States.

On 20 February 2004, it was announced that the Ghanaian Parliament had announced its approval of the Stability Agreement between the Government of Ghana and AngloGold.

On 3 March 2004, AngloGold announced that it had submitted Listings Particulars to the United Kingdom Listings Authority.

On 8 April 2004, AngloGold announced that at the general meeting of shareholders, the special resolution approving the change of name of AngloGold to AngloGold Ashanti Limited was passed by the requisite majority of shareholders, while on the same day, Ashanti announced that its shareholders had voted overwhelmingly in favour of the scheme of arrangement for the merger at a shareholders' meeting held on 7 April 2004.

On 26 April 2004, AngloGold announced that on Friday, 23 April 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold will acquire the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited.

8.2 *Other announcements:*

On 20 January 2004, AngloGold announced that it had received a cash payment of A$3.75m and 25m fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$250,000 made on 24 November 2003, when the Heads of Agreement was signed by the companies.

On 10 February 2004, AngloGold announced its Mineral Resources and Ore Reserves as at 31 December 2003.

On 19 February 2004, AngloGold announced the launch an offering of $900m convertible bonds due 2009, subject to increase by up to $100m pursuant to an option, by its subsidiary, AngloGold Holdings plc. The bonds are guaranteed by AngloGold. This was followed by an announcement on 20 February 2004 which advised the pricing of the offering at 2.375%, while on 25 February 2004, AngloGold announced that the Managers had exercised the option to subscribe for additional bonds in a principal amount of $100m, increasing the offering to $1bn. The offer closed and was settled on 27 February 2004.

On 21 April 2004, AngloGold issued a trading statement and a cautionary announcement, in which it advised shareholders that it expected adjusted headline earnings for the three-month period ended 31 March 2004 to be materially below adjusted headline earnings for the three-month period ended 31 December 2003.

9.   **Dividends**

Final dividend No. 95 of 335 South African cents or 26.54 UK pence per share was paid to shareholders on 27 February 2004, while a dividend of 12.77 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. Each CDI represents one-fifth of an ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 8 March 2004 at a rate of 49.82 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

10.   **General**
This report contains a summary of the results of AngloGold's operations. A detailed report appears on the Internet and is obtainable in printed format from the investor relations contacts, whose details, along with the website address, appear at the end of this report.

11.
The group financial statements of AngloGold for the quarter ended 31 March 2004, were authorised for issue in accordance with a resolution of the directors on 28 April 2004.

By order of the board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

28 April 2004

SEGMENTAL REPORTING

for the quarter ended 31 March 2004

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
	SA Rand million				**US Dollar million**			
1. Gold income								
South Africa	**2,000**	2,245	2,157	8,846	**295**	333	258	1,179
East and West Africa	**533**	618	664	2,535	**79**	92	80	338
North America	**153**	158	310	981	**23**	24	37	128
South America	**365**	413	482	1,715	**54**	61	58	227
Australia	**247**	251	325	1,187	**37**	37	39	157
	3,298	3,685	3,938	15,264	**488**	547	472	2,029
2. Adjusted operating profit [1]								
South Africa	**521**	527	671	2,419	**78**	78	81	320
East and West Africa	**163**	186	261	881	**24**	28	31	116
North America	**4**	(1)	(13)	6	**1**	-	(2)	2
South America	**135**	146	242	712	**20**	21	29	93
Australia	**61**	68	55	211	**9**	10	7	28
	884	926	1,216	4,229	**132**	137	146	559
3. Cash operating profit [2]								
South Africa	**700**	675	763	2,853	**104**	100	92	379
East and West Africa	**242**	293	362	1,279	**36**	44	44	170
North America	**78**	62	96	361	**12**	9	11	47
South America	**209**	235	341	1,080	**31**	35	41	142
Australia	**101**	116	103	395	**15**	17	12	53
	1,330	1,381	1,665	5,968	**198**	205	200	791
4. Capital expenditure [3]								
South Africa	**421**	960	448	2,402	**63**	134	52	318
East and West Africa	**27**	42	48	200	**4**	6	6	26
North America	**16**	14	55	201	**2**	3	7	27
South America	**59**	94	55	324	**9**	13	7	43
Australia	**44**	71	29	159	**6**	10	4	21
	567	1,181	635	3,286	**84**	166	76	435

[1] Operating profit excluding unrealised non-hedge derivatives.

[2] Adjusted operating profit plus amortisation of mining assets.

[3] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD ASHANTI

	As at March 2004 Unaudited	As at December 2003 Audited	As at March 2003 Unaudited	As at March 2004 Unaudited	As at December 2003 Audited	As at March 2003 Unaudited
	SA Rand million			**US Dollar million**		
5. Total assets						
South Africa	**18,532**	16,260	13,676	**2,949**	2,439	1,732
East and West Africa	**4,790**	4,940	6,358	**762**	741	805
North America	**2,592**	2,796	3,444	**412**	419	436
South America	**3,663**	3,933	4,741	**583**	590	600
Australia	**4,295**	4,457	4,171	**683**	668	528
	33,872	32,386	32,390	**5,389**	4,857	4,101

	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited	Quarter ended March 2004 Unaudited	Quarter ended December 2003 Unaudited	Quarter ended March 2003 Unaudited	Year ended December 2003 Audited
	kg				**oz (000)**			
6. Gold production								
South Africa	**23,338**	25,660	24,842	102,053	**750**	825	799	3,281
East and West Africa	**6,707**	7,720	7,397	30,509	**216**	248	238	981
North America	**2,237**	2,374	3,550	12,141	**72**	76	114	390
South America	**3,431**	4,421	4,258	16,540	**110**	142	137	532
Australia	**2,703**	3,035	3,558	13,425	**87**	98	114	432
	38,416	43,210	43,605	174,668	**1,235**	1,389	1,402	5,616

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

KEY OPERATING RESULTS

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
	Capital expenditure[1] - Rm				Capital expenditure[1] - $m			
SOUTH AFRICA REGION	**416**	**934**	**442**	**2,361**	**62**	**130**	**53**	**313**
Vaal River								
Great Noligwa Mine	49	93	62	297	7	13	7	39
Kopanang Mine	46	67	59	226	7	10	7	30
Tau Lekoa Mine	33	38	24	113	5	5	3	15
Surface Operations	4	-	-	-	1	-	-	-
Moab Khotsong	115	142	114	503	17	20	14	67
West Wits								
Mponeng Mine	89	128	105	483	13	19	13	64
Savuka Mine	14	44	28	151	2	6	3	20
TauTona Mine	66	422	50	588	10	57	6	78
EAST AND WEST AFRICA REGION	**27**	**42**	**48**	**200**	**4**	**6**	**6**	**26**
Geita - Attributable 50%	6	20	15	75	1	3	2	10
Morila - Attributable 40%	3	7	10	36	-	1	1	4
Navachab	4	1	4	17	1	-	1	2
Sadiola - Attributable 38%	8	11	8	29	1	2	1	4
Yatela - Attributable 40%	6	3	11	43	1	-	1	6
NORTH AMERICA REGION	**16**	**14**	**55**	**201**	**2**	**3**	**7**	**27**
Cripple Creek & Victor J.V.	16	14	47	181	2	3	6	24
Jerritt Canyon J.V. - Attributable 70%	-	-	8	18	-	-	1	3
Minorities and exploration	-	-	-	2	-	-	-	-
SOUTH AMERICA REGION	**59**	**94**	**55**	**324**	**9**	**13**	**7**	**43**
Cerro Vanguardia - Attributable 92.50%	14	17	7	72	2	2	1	10
Morro Velho	34	57	39	192	5	8	5	25
Serra Grande - Attributable 50%	5	9	3	25	1	1	-	3
Minorities and exploration	6	11	6	35	1	2	1	5
AUSTRALIA REGION	**44**	**71**	**29**	**159**	**6**	**10**	**4**	**21**
Sunrise Dam	39	67	25	148	6	9	3	20
Minorities and exploration	5	4	4	11	-	1	1	1
OTHER	**5**	**26**	**6**	**41**	**1**	**4**	**(1)**	**5**
ANGLOGOLD GROUP	**567**	**1,181**	**635**	**3,286**	**84**	**166**	**76**	**435**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

KEY OPERATING RESULTS

PER REGION & OPERATION

Metric	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA REGION [1]					23,338	25,660	24,842	102,053
Vaal River								
Great Noligwa Mine	10.81	11.18	10.41	10.57	5,866	6,770	5,676	25,263
Kopanang Mine	8.03	7.42	6.79	7.07	3,750	3,867	3,874	15,449
Tau Lekoa Mine	3.65	4.04	4.70	4.24	2,095	2,492	2,530	10,010
Surface Operations	0.57	0.59	0.65	0.61	817	848	980	3,551
Ergo	0.25	0.21	0.22	0.20	1,919	1,597	1,777	6,313
West Wits								
Mponeng Mine	8.47	8.85	9.10	8.96	3,234	3,696	3,789	15,517
Savuka Mine	5.94	5.71	5.72	5.81	1,099	1,304	1,492	5,825
TauTona Mine	12.17	12.21	11.10	12.09	4,558	5,086	4,724	20,106
Surface Operations	-	-	-	0.88	-	-	-	19
EAST AND WEST AFRICA REGION					6,707	7,720	7,397	30,509
Geita - Attributable 50%	4.02	5.26	2.83	3.60	2,895	3,635	1,976	10,280
Morila - Attributable 40%	4.19	4.41	8.93	7.56	1,332	1,487	2,966	9,878
Navachab	1.54	1.61	1.82	1.75	460	518	564	2,299
Sadiola - Attributable 38%	3.15	3.04	2.72	2.77	1,385	1,566	1,226	5,340
Yatela - Attributable 40% [2]	3.58	2.22	2.80	2.84	635	514	665	2,712
NORTH AMERICA REGION					2,237	2,374	3,550	12,141
Cripple Creek & Victor J.V. [2]	0.67	0.65	0.78	0.67	2,237	2,374	1,957	8,830
Jerritt Canyon J.V. - Attributable 70%	-	-	6.89	7.15	-	-	1,593	3,311
SOUTH AMERICA REGION					3,431	4,421	4,258	16,540
Cerro Vanguardia - Attributable 92.50%	5.81	7.25	8.56	7.15	1,097	1,814	1,873	6,501
Morro Velho	7.47	7.40	6.90	6.84	1,634	1,899	1,649	7,092
Serra Grande - Attributable 50%	7.65	7.80	7.90	7.88	700	708	736	2,947
AUSTRALIA REGION					2,703	3,035	3,558	13,425
Sunrise Dam	2.84	3.03	3.52	3.12	2,693	2,889	2,968	11,122
Union Reefs	-	7.71	0.91	1.12	10	146	590	2,303
ANGLOGOLD GROUP					38,416	43,210	43,605	174,668
Underground Operations	8.11	8.24	7.87	8.03	22,770	25,527	25,949	104,741
Surface and Dump Reclamation	0.30	0.27	0.28	0.27	2,736	2,474	2,757	9,958
Open-pit Operations	3.39	3.91	3.48	3.43	9,938	12,104	12,219	47,893
Heap leach Operations [2]	0.84	0.76	0.94	0.81	2,972	3,105	2,680	12,076
					38,416	43,210	43,605	174,668

[1] Yield excludes surface operations. Attributable production at Moab Khotsong yielded 38 kilograms which will be capitalised against pre-production costs

[2] The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.

KEY OPERATING RESULTS

PER REGION & OPERATION

	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
Metric	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA REGION	**240**	**218**	**206**	**214**	**23,332**	**25,690**	**24,848**	**102,057**
Vaal River								
Great Noligwa Mine	256	242	203	224	5,864	6,775	5,679	25,266
Kopanang Mine	222	178	170	173	3,750	3,868	3,876	15,451
Tau Lekoa Mine	173	168	177	172	2,095	2,496	2,531	10,011
Surface Operations	793	593	669	640	817	850	980	3,553
Ergo	**342**	**277**	**299**	**270**	**1,918**	**1,596**	**1,777**	**6,312**
West Wits								
Mponeng Mine	227	229	234	239	3,233	3,702	3,789	15,516
Savuka Mine	111	102	99	105	1,098	1,314	1,492	5,825
TauTona Mine	315	301	278	297	4,557	5,089	4,724	20,105
Surface Operations	-	-	-	-	-	-	-	18
EAST AND WEST AFRICA REGION	**1,308**	**1,401**	**1,503**	**1,443**	**6,602**	**7,877**	**7,453**	**30,531**
Geita - Attributable 50%	1,333	1,727	1,076	1,278	2,895	3,635	1,976	10,280
Morila - Attributable 40%	1,822	2,007	4,337	3,469	1,287	1,530	2,903	9,878
Navachab	732	439	502	493	460	579	564	2,263
Sadiola - Attributable 38%	1,907	2,270	1,808	1,954	1,394	1,580	1,337	5,353
Yatela - Attributable 40%	730	646	1,112	949	566	553	673	2,757
NORTH AMERICA REGION	**2,383**	**2,458**	**1,937**	**2,149**	**2,306**	**2,303**	**3,549**	**12,069**
Cripple Creek & Victor J.V.	2,383	2,458	2,054	2,261	2,306	2,303	1,957	8,758
Jerritt Canyon J.V. - Attributable 70%	-	-	1,810	1,899	-	-	1,592	3,311
SOUTH AMERICA REGION	**600**	**731**	**682**	**672**	**3,587**	**4,335**	**4,286**	**16,533**
Cerro Vanguardia - Attributable 92.50%	628	1,134	1,269	1,077	1,215	1,652	1,894	6,443
Morro Velho	521	523	413	461	1,645	1,922	1,689	7,151
Serra Grande - Attributable 50%	840	863	947	926	727	761	703	2,939
AUSTRALIA REGION	**2,163**	**2,322**	**2,247**	**2,311**	**2,706**	**2,998**	**3,390**	**13,397**
Sunrise Dam	2,526	2,895	3,185	2,937	2,695	2,862	2,785	11,084
Union Reefs	240	905	1,145	1,572	11	136	605	2,313
ANGLOGOLD GROUP	**344**	**227**	**223**	**228**	**38,533**	**43,203**	**43,526**	**174,587**

KEY OPERATING RESULTS

PER REGION & OPERATION

	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
SA Rand / Metric	Total cash costs[1] - R/kg				Total production costs[1] - R/kg			
SOUTH AFRICA REGION	**61,681**	**55,971**	**55,190**	**55,695**	**71,399**	**64,731**	**61,735**	**62,857**
Vaal River								
Great Noligwa Mine	50,994	45,359	48,518	47,248	57,357	50,428	53,094	51,829
Kopanang Mine	59,808	55,759	54,623	55,174	66,579	62,434	60,278	61,068
Tau Lekoa Mine	79,795	67,477	60,630	64,296	92,080	87,609	66,140	73,537
Surface Operations	54,911	50,243	42,950	48,275	54,911	50,243	42,950	48,283
Ergo	80,908	79,185	76,814	84,455	88,681	81,384	84,257	90,242
West Wits								
Mponeng Mine	68,287	61,614	51,316	55,288	80,825	72,759	61,935	66,021
Savuka Mine	98,153	109,090	99,382	100,458	122,819	129,603	107,884	112,814
TauTona Mine	48,283	40,559	44,312	42,047	60,523	49,016	51,642	49,836
Surface Operations	-	-	-	62,302	-	-	-	62,302
EAST AND WEST AFRICA REGION	**44,406**	**40,364**	**42,146**	**41,320**	**57,043**	**55,808**	**56,356**	**55,291**
Geita - Attributable 50%	41,193	29,493	58,063	44,248	51,075	38,544	68,758	53,779
Morila - Attributable 40%	34,345	39,099	22,415	26,086	54,949	62,447	39,170	43,298
Navachab	65,487	75,347	63,763	65,782	70,177	87,787	66,278	70,801
Sadiola - Attributable 38%	46,977	48,008	55,431	50,450	59,859	62,869	72,075	65,940
Yatela - Attributable 40%	59,557	69,379	54,197	56,633	73,064	111,731	72,761	80,033
NORTH AMERICA REGION	**46,504**	**44,693**	**61,264**	**54,960**	**65,922**	**68,645**	**89,908**	**81,318**
Cripple Creek & Victor J.V.	45,307	43,794	50,739	47,992	64,726	66,764	80,711	74,864
Jerritt Canyon J.V. - Attributable 70%	-	-	72,414	69,686	-	-	99,426	94,657
SOUTH AMERICA REGION	**34,759**	**35,007**	**33,312**	**35,257**	**53,649**	**53,992**	**53,743**	**55,160**
Cerro Vanguardia - Attributable 92.50%	42,188	29,971	32,131	34,630	73,323	57,735	58,057	63,100
Morro Velho	30,240	31,247	33,977	33,866	42,576	44,411	49,924	48,082
Serra Grande - Attributable 50%	28,127	28,362	24,914	26,241	38,096	38,570	40,426	39,323
AUSTRALIA REGION	**62,707**	**51,494**	**63,260**	**59,172**	**78,287**	**67,964**	**78,651**	**73,996**
Sunrise Dam	59,584	49,767	52,923	55,073	74,051	65,980	68,223	71,196
ANGLOGOLD GROUP	**56,297**	**50,988**	**52,741**	**52,336**	**69,068**	**63,477**	**64,535**	**63,905**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

KEY OPERATING RESULTS

PER REGION & OPERATION

SA Rand	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
	Cash operating profit - Rm [1]				Adjusted operating profit - Rm [2]			
SOUTH AFRICA REGION	**667**	**657**	**740**	**2,799**	**505**	**517**	**657**	**2,398**
Vaal River								
Great Noligwa Mine	233	252	224	974	211	230	209	903
Kopanang Mine	118	92	112	401	98	75	99	347
Tau Lekoa Mine	18	39	59	193	(3)	(6)	50	122
Surface Operations	29	34	47	152	29	34	47	152
Ergo	**7**	**3**	**10**	**(17)**	**7**	**2**	**7**	**(21)**
West Wits								
Mponeng Mine	77	88	115	435	39	51	85	299
Savuka Mine	(16)	(59)	(21)	(146)	(30)	(59)	(24)	(156)
TauTona Mine	201	208	194	807	154	190	184	752
Surface Operations	-	-	-	-	-	-	-	-
EAST AND WEST AFRICA REGION	**244**	**288**	**351**	**1,252**	**164**	**182**	**252**	**854**
Geita - Attributable 50%	101	157	47	334	73	126	28	242
Morila - Attributable 40%	61	59	195	574	35	28	146	411
Navachab	10	8	33	61	8	6	32	55
Sadiola - Attributable 38%	58	56	52	201	41	34	33	122
Yatela - Attributable 40%	14	8	24	82	7	(12)	13	24
NORTH AMERICA REGION	**81**	**68**	**100**	**379**	**7**	**4**	**(9)**	**24**
Cripple Creek & Victor J.V.	81	68	82	338	7	4	13	60
Jerritt Canyon J.V. - Attributable 70%	-	-	18	41	-	-	(22)	(36)
SOUTH AMERICA REGION	**173**	**211**	**291**	**915**	**110**	**135**	**207**	**605**
Cerro Vanguardia - Attributable 92.50%	53	87	126	356	17	39	78	176
Morro Velho	82	86	112	380	62	66	87	289
Serra Grande - Attributable 50%	38	38	53	179	31	30	42	140
AUSTRALIA REGION	**106**	**123**	**110**	**422**	**69**	**78**	**64**	**248**
Sunrise Dam	109	123	114	389	72	78	70	217
Union Reefs	(3)	-	(4)	33	(3)	-	(6)	31
OTHER	**59**	**34**	**73**	**201**	**29**	**10**	**45**	**100**
ANGLOGOLD GROUP	**1,330**	**1,381**	**1,665**	**5,968**	**884**	**926**	**1,216**	**4,229**

[1] Adjusted operating profit plus amortisation of mining assets.

[2] Operating profit excluding unrealised non-hedge derivatives.

ANGLOGOLD ASHANTI

KEY OPERATING RESULTS

PER REGION & OPERATION

	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
Imperial	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA REGION [1]					750	825	799	3,281
Vaal River								
Great Noligwa Mine	0.315	0.326	0.304	0.308	189	218	182	812
Kopanang Mine	0.234	0.217	0.198	0.206	121	124	125	497
Tau Lekoa Mine	0.106	0.118	0.137	0.124	67	80	81	322
Surface Operations	0.017	0.017	0.019	0.018	26	27	32	114
Ergo	0.007	0.006	0.006	0.006	62	51	57	203
West Wits								
Mponeng Mine	0.247	0.258	0.265	0.261	104	119	122	499
Savuka Mine	0.173	0.167	0.167	0.169	35	42	48	187
TauTona Mine	0.355	0.356	0.324	0.353	146	164	152	646
Surface Operations	-	-	-	0.026	-	-	-	1
EAST AND WEST AFRICA REGION					216	248	238	981
Geita - Attributable 50%	0.117	0.153	0.083	0.105	93	117	64	331
Morila - Attributable 40%	0.122	0.129	0.260	0.221	43	48	95	318
Navachab	0.045	0.047	0.053	0.051	15	16	18	73
Sadiola - Attributable 38%	0.092	0.089	0.079	0.081	45	50	40	172
Yatela - Attributable 40% [2]	0.104	0.065	0.082	0.083	20	17	21	87
NORTH AMERICA REGION					72	76	114	390
Cripple Creek & Victor J.V. [2]	0.020	0.019	0.023	0.020	72	76	63	283
Jerritt Canyon J.V. - Attributable 70%	-	-	0.201	0.209	-	-	51	107
SOUTH AMERICA REGION					110	142	137	532
Cerro Vanguardia - Attributable 92.50%	0.169	0.212	0.250	0.208	35	58	60	209
Morro Velho	0.218	0.216	0.201	0.200	52	61	53	228
Serra Grande - Attributable 50%	0.223	0.228	0.230	0.230	23	23	24	95
AUSTRALIA REGION					87	98	114	432
Sunrise Dam	0.083	0.089	0.103	0.091	87	93	95	358
Union Reefs	-	0.225	0.027	0.033	-	5	19	74
ANGLOGOLD GROUP					1,235	1,389	1,402	5,616
Underground Operations	0.237	0.240	0.229	0.234	732	820	834	3,367
Surface and Dump Reclamation	0.009	0.008	0.008	0.008	88	80	89	320
Open-pit Operations	0.099	0.114	0.101	0.100	319	389	393	1,540
Heap leach Operations [2]	0.025	0.022	0.027	0.024	96	100	86	389
					1,235	1,389	1,402	5,616

[1] Yield excludes surface operations. Attributable production at Moab Khotsong yielded 1,214 ounces which will be capitalised against pre-production costs.

[2] The yield is calculated on gold placed into leach pad inventory / tons placed onto leach pad.

KEY OPERATING RESULTS

PER REGION & OPERATION

	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
Imperial	**Productivity per employee - oz**				**Gold sold - oz (000)**			
SOUTH AFRICA REGION	**7.72**	**7.02**	**6.61**	**6.88**	**751**	**826**	**799**	**3,281**
Vaal River								
Great Noligwa Mine	8.23	7.79	6.52	7.22	189	218	183	812
Kopanang Mine	7.15	5.74	5.46	5.58	121	125	125	497
Tau Lekoa Mine	5.55	5.41	5.68	5.52	67	80	81	322
Surface Operations	25.49	19.06	21.51	20.58	26	27	31	114
Ergo	11.01	8.91	9.61	8.68	62	51	57	203
West Wits								
Mponeng Mine	7.29	7.35	7.54	7.68	104	119	122	499
Savuka Mine	3.56	3.28	3.17	3.36	35	42	48	187
TauTona Mine	10.11	9.67	8.95	9.56	147	164	152	646
Surface Operations	-	-	-	-	-	-	-	1
EAST AND WEST AFRICA REGION	**42.05**	**45.04**	**48.33**	**46.40**	**212**	**254**	**239**	**982**
Geita - Attributable 50%	42.85	55.51	34.61	41.10	93	117	64	331
Morila - Attributable 40%	58.59	64.53	139.43	111.52	41	49	93	318
Navachab	23.52	14.12	16.13	15.86	15	19	18	72
Sadiola - Attributable 38%	61.30	72.99	58.14	62.82	45	51	42	172
Yatela - Attributable 40%	23.47	20.77	35.75	30.50	18	18	22	89
NORTH AMERICA REGION	**76.60**	**79.03**	**62.27**	**69.10**	**74**	**74**	**114**	**388**
Cripple Creek & Victor J.V.	76.60	79.03	66.04	72.68	74	74	63	282
Jerritt Canyon J.V. - Attributable 70%	-	-	58.19	61.07	-	-	51	106
SOUTH AMERICA REGION	**19.30**	**23.50**	**21.93**	**21.61**	**115**	**139**	**138**	**531**
Cerro Vanguardia - Attributable 92.50%	20.21	36.47	40.80	34.63	39	53	61	207
Morro Velho	16.76	16.83	13.29	14.82	53	62	54	230
Serra Grande - Attributable 50%	26.99	27.74	30.46	29.77	23	24	23	94
AUSTRALIA REGION	**69.53**	**74.65**	**72.24**	**74.29**	**87**	**96**	**109**	**431**
Sunrise Dam	81.22	93.07	102.40	94.42	87	92	90	357
Union Reefs	7.73	29.10	36.82	50.54	-	4	19	74
ANGLOGOLD GROUP	**11.05**	**7.29**	**7.86**	**7.34**	**1,239**	**1,389**	**1,399**	**5,613**

AngloGold Ashanti

KEY OPERATING RESULTS

PER REGION & OPERATION

	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
US Dollar / Imperial	Total cash costs[1] - $/oz				Total production costs[1] - $/oz			
SOUTH AFRICA REGION	**284**	**258**	**206**	**231**	**328**	**299**	**230**	**261**
Vaal River								
Great Noligwa Mine	235	209	181	197	264	233	198	216
Kopanang Mine	275	257	204	229	306	288	225	253
Tau Lekoa Mine	367	311	226	267	423	406	247	308
Surface Operations	253	232	159	200	253	232	159	200
Ergo	372	365	287	349	408	376	315	373
West Wits								
Mponeng Mine	314	285	192	230	372	336	231	275
Savuka Mine	451	504	371	416	564	599	403	468
TauTona Mine	222	187	165	174	278	226	193	207
Surface Operations	-	-	-	255	-	-	-	255
EAST AND WEST AFRICA REGION	**205**	**187**	**158**	**171**	**263**	**259**	**211**	**230**
Geita - Attributable 50%	190	136	217	183	235	178	257	223
Morila - Attributable 40%	158	182	84	108	253	290	147	179
Navachab	302	349	238	274	324	407	248	296
Sadiola - Attributable 38%	216	223	207	210	276	292	269	275
Yatela - Attributable 40%	274	322	204	235	338	519	273	334
NORTH AMERICA REGION	**214**	**207**	**228**	**223**	**302**	**318**	**334**	**329**
Cripple Creek & Victor J.V.	208	203	188	199	297	310	299	310
Jerritt Canyon J.V. - Attributable 70%	-	-	270	270	-	-	370	366
SOUTH AMERICA REGION	**160**	**162**	**124**	**147**	**247**	**250**	**201**	**229**
Cerro Vanguardia - Attributable 92.50%	184	138	120	143	337	267	216	261
Morro Velho	139	144	127	141	196	205	186	199
Serra Grande - Attributable 50%	130	131	93	109	175	178	151	163
AUSTRALIA REGION	**289**	**238**	**236**	**243**	**361**	**314**	**294**	**304**
Sunrise Dam	274	230	198	228	341	305	255	295
ANGLOGOLD GROUP	**259**	**236**	**197**	**217**	**318**	**293**	**241**	**265**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

KEY OPERATING RESULTS

PER REGION & OPERATION

	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
US Dollar	**Cash operating profit - $m** [1]				**Adjusted operating profit - $m** [2]			
SOUTH AFRICA REGION	**100**	**96**	**88**	**370**	**76**	**76**	**79**	**317**
Vaal River								
Great Noligwa Mine	34	37	27	131	31	34	25	121
Kopanang Mine	18	13	13	53	15	11	12	46
Tau Lekoa Mine	4	6	7	25	-	(1)	6	15
Surface Operations	4	5	6	20	4	5	6	20
Ergo	**1**	**-**	**1**	**(3)**	**1**	**-**	**1**	**(3)**
West Wits								
Mponeng Mine	12	13	14	57	6	8	10	39
Savuka Mine	(3)	(9)	(3)	(20)	(4)	(9)	(3)	(21)
TauTona Mine	30	31	23	107	23	28	22	100
Surface Operations	-	-	-	-	-	-	-	-
EAST AND WEST AFRICA REGION	**35**	**42**	**42**	**167**	**23**	**27**	**31**	**113**
Geita - Attributable 50%	14	23	5	46	10	19	3	34
Morila - Attributable 40%	9	9	24	75	5	4	18	53
Navachab	1	1	4	8	1	1	4	7
Sadiola - Attributable 38%	9	8	6	27	6	5	4	16
Yatela - Attributable 40%	2	1	3	11	1	(2)	2	3
NORTH AMERICA REGION	**12**	**10**	**11**	**50**	**1**	**1**	**(2)**	**3**
Cripple Creek & Victor J.V.	12	10	9	45	1	1	1	8
Jerritt Canyon J.V. - Attributable 70%	-	-	2	5	-	-	(3)	(5)
SOUTH AMERICA REGION	**25**	**32**	**35**	**120**	**16**	**21**	**25**	**79**
Cerro Vanguardia - Attributable 92.50%	8	14	15	47	3	7	9	23
Morro Velho	11	12	14	49	8	9	11	37
Serra Grande - Attributable 50%	6	6	6	24	5	5	5	19
AUSTRALIA REGION	**16**	**19**	**12**	**56**	**10**	**12**	**7**	**33**
Sunrise Dam	17	19	13	52	11	12	8	29
Union Reefs	(1)	-	(1)	4	(1)	-	(1)	4
OTHER	**10**	**6**	**12**	**28**	**6**	**-**	**6**	**14**
ANGLOGOLD GROUP	**198**	**205**	**200**	**791**	**132**	**137**	**146**	**559**

[1] Adjusted operating profit plus amortisation of mining assets.

[2] Operating profit excluding unrealised non-hedge derivatives.

AngloGold Ashanti

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 2004

Statistics are shown in metric units	Advance	Sampled						
	metres	metres	channel	gold		uranium	
			width cm	g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,427	774	95.0	30.58	2,905	1.59	151.07
Kopanang Mine							
Vaal reef	6,050	496	12.0	236.67	2,840	6.39	76.71
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Denny's Reef	-	-	-	-	-	-	-
Ventersdorp Contact reef	4,470	728	93.1	7.56	704	0.11	10.69
Moab Khotsong Mine							
Vaal reef	2,847	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	648	-	-	-	-	-	-
Carbon Leader reef	3,655	44	7.7	410.00	3,157	-	-
Savuka Mine							
Ventersdorp Contact reef	699	-	-	-	-	-	-
Carbon Leader reef	577	140	24.7	114.21	2,821	0.07	1.63
Mponeng Mine							
Ventersdorp Contact reef	4,128	424	129.3	26.13	3,378	-	-

Statistics are shown in imperial units	Advance	Sampled						
	feet	feet	channel	gold		uranium	
			width inches	oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	11,244	2,539	37.40	0.89	2.78	3.18	9.91
Kopanang Mine							
Vaal reef	19,850	1,627	4.72	6.90	2.71	12.78	5.03
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Denny's Reef	-	-	-	-	-	-	-
Ventersdorp Contact reef	14,664	2,388	36.65	0.22	0.67	0.22	0.67
Moab Khotsong Mine							
Vaal reef	9,341	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	2,126	-	-	-	-	-	-
Carbon Leader reef	11,990	144	3.03	11.96	3.02	-	-
Savuka Mine							
Ventersdorp Contact reef	2,293	-	-	-	-	-	-
Carbon Leader reef	1,894	459	9.72	3.33	2.70	0.14	0.11
Mponeng Mine							
Ventersdorp Contact reef	13,543	1,391	50.91	0.76	3.22	-	-

SOUTH AFRICA REGION

VAAL RIVER

GREAT NOLIGWA MINE				Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m≤	/ - 000 ft≤		99	122	99	433	1,069	1,308	1,071	4,665
Milled	- 000 tonnes	/ - 000 tons		543	605	545	2,389	598	667	601	2,634
Yield	- g / t	/ - oz / t		10.81	11.18	10.41	10.57	0.315	0.326	0.304	0.308
Gold produced	- kg	/ - oz (000)		5,866	6,770	5,676	25,263	189	218	182	812
Gold sold	- kg	/ - oz (000)		5,864	6,775	5,679	25,266	189	218	183	812
Price received	- R / kg	/ - $ / oz	- sold	91,817	89,762	92,158	90,916	423	414	345	379
Total cash costs [1]	- R	/ - $	- ton milled	551	507	505	500	74	68	55	61
	- R / kg	/ - $ / oz	- produced	50,994	45,359	48,518	47,248	235	209	181	197
Total production costs [1]	- R / kg	/ - $ / oz	- produced	57,357	50,428	53,094	51,829	264	233	198	216
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		253	274	249	274	8.14	8.81	8.00	8.80
Actual	- g	/ - oz		256	242	203	224	8.23	7.79	6.52	7.22
Target	- m≤	/ - ft≤		4.34	4.18	3.58	4.06	46.67	45.04	38.58	43.72
Actual	- m≤	/ - ft≤		4.33	4.35	3.55	3.85	46.62	46.80	38.24	41.45
FINANCIAL RESULTS (MILLION)											
Gold income				502	593	489	2,189	74	88	59	293
Cost of sales				327	379	314	1,394	48	56	37	187
Cash operating costs				296	338	309	1,315	44	51	37	176
Other cash costs				3	3	3	11	-	-	-	1
Total cash costs				299	341	312	1,326	44	51	37	177
Retrenchment costs				7	2	-	3	1	-	-	-
Rehabilitation and other non-cash costs				8	3	3	13	1	-	-	2
Production costs				314	346	315	1,342	46	51	37	179
Amortisation of mining assets				22	22	15	71	3	3	2	10
Inventory change				(9)	11	(16)	(19)	(1)	2	(2)	(2)
				175	214	175	795	26	32	22	106
Realised non-hedge derivatives				36	16	34	108	5	2	3	15
Adjusted operating profit				211	230	209	903	31	34	25	121
Capital expenditure [1]				49	93	62	297	7	13	7	39

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

AngloGold Ashanti

SOUTH AFRICA REGION
VAAL RIVER

KOPANANG MINE				Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m≤	/ - 000 ft≤		112	120	119	481	1,210	1,295	1,277	5,180
Milled	- 000 tonnes	/ - 000 tons		467	521	571	2,184	515	574	629	2,408
Yield	- g / t	/ - oz / t		8.03	7.42	6.79	7.07	0.234	0.217	0.198	0.206
Gold produced	- kg	/ - oz (000)		3,750	3,867	3,874	15,449	121	124	125	497
Gold sold	- kg	/ - oz (000)		3,750	3,868	3,876	15,451	121	125	125	497
Price received	- R / kg	/ - $ / oz	- sold	91,497	89,970	92,204	91,098	422	415	345	378
Total cash costs [1]	- R	/ - $	- ton milled	479	414	371	390	64	56	40	47
	- R / kg	/ - $ / oz	- produced	59,808	55,759	54,623	55,174	275	257	204	229
Total production costs [1]	- R / kg	/ - $ / oz	- produced	66,579	62,434	60,278	61,068	306	288	225	253
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		208	178	168	177	6.70	5.71	5.41	5.69
Actual	- g	/ - oz		222	178	170	173	7.15	5.74	5.46	5.58
Target	- m≤	/ - ft≤		6.53	5.32	5.04	5.34	70.27	57.23	54.24	57.46
Actual	- m≤	/ - ft≤		6.67	5.55	5.20	5.40	71.77	59.79	55.97	58.17
FINANCIAL RESULTS (MILLION)											
Gold income				322	339	336	1,342	48	50	40	179
Cost of sales				245	274	258	1,061	36	40	30	142
Cash operating costs				222	246	246	982	33	37	30	131
Other cash costs				2	2	2	9	-	-	-	1
Total cash costs				224	248	248	991	33	37	30	132
Retrenchment costs				2	1	-	2	-	-	-	-
Rehabilitation and other non-cash costs				4	2	2	7	1	-	-	1
Production costs				230	251	250	1,000	34	37	30	133
Amortisation of mining assets				20	17	13	54	3	2	1	7
Inventory change				(5)	6	(5)	7	(1)	1	(1)	2
				77	65	78	281	12	10	10	37
Realised non-hedge derivatives				21	10	21	66	3	1	2	9
Adjusted operating profit				98	75	99	347	15	11	12	46
Capital expenditure [1]				46	67	59	226	7	10	7	30

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

SOUTH AFRICA REGION

VAAL RIVER

TAU LEKOA MINE				Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m≤	/ - 000 ft≤		106	102	100	414	1,141	1,101	1,073	4,462
Milled	- 000 tonnes	/ - 000 tons		574	617	538	2,363	633	680	594	2,605
Yield	- g / t	/ - oz / t		3.65	4.04	4.70	4.24	0.106	0.118	0.137	0.124
Gold produced	- kg	/ - oz (000)		2,095	2,492	2,530	10,010	67	80	81	322
Gold sold	- kg	/ - oz (000)		2,095	2,496	2,531	10,011	67	80	81	322
Price received	- R / kg	/ - $ / oz	- sold	91,957	89,540	92,201	90,917	424	413	345	376
Total cash costs [1]	- R	/ - $	- ton milled	292	273	285	272	40	37	31	33
	- R / kg	/ - $ / oz	- produced	79,795	67,477	60,630	64,296	367	311	226	267
Total production costs [1]	- R / kg	/ - $ / oz	- produced	92,080	87,609	66,140	73,537	423	406	247	308
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		213	179	167	177	6.84	5.77	5.38	5.69
Actual	- g	/ - oz		173	168	177	172	5.55	5.41	5.68	5.52
Target	- m≤	/ - ft≤		8.85	7.52	7.10	7.45	95.23	80.97	76.40	80.24
Actual	- m≤	/ - ft≤		8.74	6.91	6.96	7.11	94.10	74.34	74.96	76.58
FINANCIAL RESULTS (MILLION)											
Gold income				179	218	220	868	27	32	26	116
Cost of sales				195	229	183	788	29	34	22	106
Cash operating costs				166	183	166	702	25	27	20	94
Other cash costs				2	2	1	6	-	-	-	1
Total cash costs				168	185	167	708	25	27	20	95
Retrenchment costs				1	-	1	2	-	-	-	-
Rehabilitation and other non-cash costs				2	1	1	5	-	-	-	1
Production costs				171	186	169	715	25	27	20	96
Amortisation of mining assets				21	45	9	71	4	7	1	10
Inventory change				3	(2)	5	2	-	-	1	-
				(16)	(11)	37	80	(2)	(2)	4	10
Realised non-hedge derivatives				13	5	13	42	2	1	2	5
Adjusted operating profit				(3)	(6)	50	122	-	(1)	6	15
Capital expenditure [1]				33	38	24	113	5	5	3	15

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

ANGLOGOLD ASHANTI

SOUTH AFRICA REGION
VAAL RIVER

SURFACE OPERATIONS				Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		1,432	1,432	1,508	5,859	1,579	1,579	1,663	6,458
Yield	- g / t	/ - oz / t		0.57	0.59	0.65	0.61	0.017	0.017	0.019	0.018
Gold produced	- kg	/ - oz (000)		817	848	980	3,551	26	27	32	114
Gold sold	- kg	/ - oz (000)		817	850	980	3,553	26	27	31	114
Price received	- R / kg	/ - $ / oz	- sold	90,785	90,297	91,955	91,148	418	416	342	375
Total cash costs	- R	/ - $	- ton milled	31	29	28	29	4	4	3	4
	- R / kg	/ - $ / oz	- produced	54,911	50,243	42,950	48,275	253	232	159	200
Total production costs	- R / kg	/ - $ / oz	- produced	54,911	50,243	42,950	48,283	253	232	159	200
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		522	334	329	325	16.79	10.75	10.57	10.45
Actual	- g	/ - oz		793	593	669	640	25.49	19.06	21.51	20.58
FINANCIAL RESULTS (MILLION)											
Gold income				70	74	86	309	10	11	10	41
Cost of sales				45	42	43	172	7	6	5	23
Cash operating costs				45	42	42	172	7	6	5	23
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				45	42	42	172	7	6	5	23
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				45	42	42	172	7	6	5	23
Amortisation of mining assets				-	-	-	-	-	-	-	-
Inventory change				-	-	1	-	-	-	-	-
				25	32	43	137	3	5	5	18
Realised non-hedge derivatives				4	2	4	15	1	-	1	2
Adjusted operating profit				29	34	47	152	4	5	6	20
Capital expenditure				4	-	-	-	1	-	-	-

SOUTH AFRICA REGION

ERGO

ERGO			Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
			Rand / Metric				**Dollar / Imperial**			
SURFACE AND DUMP RECLAMATION										
Material treated	- 000 tonnes	/ - 000 tons	7,702	7,598	8,209	30,905	8,489	8,375	9,049	34,067
Yield	- g / t	/ - oz / t	0.25	0.21	0.22	0.20	0.007	0.006	0.006	0.006
Gold produced	- kg	/ - oz (000)	1,919	1,597	1,777	6,313	62	51	57	203
Gold sold	- kg	/ - oz (000)	1,918	1,596	1,777	6,312	62	51	57	203
Price received	- R / kg	/ - $ / oz - sold	91,379	85,464	89,413	87,078	422	395	334	360
Total cash costs	- R	/ - $ - ton treated	20	17	17	17	3	2	2	2
	- R / kg	/ - $ / oz - produced	80,908	79,185	76,814	84,455	372	365	287	349
Total production costs	- R / kg	/ - $ / oz - produced	88,681	81,384	84,257	90,242	408	376	315	373
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	276	305	292	283	8.86	9.80	9.37	9.09
Actual	- g	/ - oz	342	277	299	270	11.01	8.91	9.61	8.68
FINANCIAL RESULTS (MILLION)										
Gold income			164	139	154	547	24	21	18	73
Cost of sales			168	134	152	570	25	21	17	76
Cash operating costs			155	126	136	531	23	20	16	72
Other cash costs			-	-	1	2	-	-	-	-
Total cash costs			155	126	137	533	23	20	16	72
Retrenchment costs			1	1	1	2	-	-	-	-
Rehabilitation and other non-cash costs			14	1	9	31	2	-	1	4
Production costs			170	128	147	566	25	20	17	76
Amortisation of mining assets			-	1	3	4	-	-	-	-
Inventory change			(2)	5	2	-	-	1	-	-
			(4)	5	2	(23)	(1)	-	1	(3)
Realised non-hedge derivatives			11	(3)	5	2	2	-	-	-
Adjusted operating profit			7	2	7	(21)	1	-	1	(3)
Capital expenditure			-	-	-	-	-	-	-	-

AngloGold Ashanti

SOUTH AFRICA REGION

WEST WITS

MPONENG MINE			Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m≤	/ - 000 ft≤	72	84	79	336	772	900	855	3,620
Milled	- 000 tonnes	/ - 000 tons	382	418	417	1,733	421	460	459	1,910
Yield	- g / t	/ - oz / t	8.47	8.85	9.10	8.96	0.247	0.258	0.265	0.261
Gold produced	- kg	/ - oz (000)	3,234	3,696	3,789	15,517	104	119	122	499
Gold sold	- kg	/ - oz (000)	3,233	3,702	3,789	15,516	104	119	122	499
Price received	- R / kg	/ - $ / oz - sold	91,490	87,475	91,328	88,164	421	404	340	365
Total cash costs [1]	- R	/ - $ - ton milled	578	545	467	495	76	74	51	60
	- R / kg	/ - $ / oz - produced	68,287	61,614	51,316	55,288	314	285	192	230
Total production costs [1]	- R / kg	/ - $ / oz - produced	80,825	72,759	61,935	66,021	372	336	231	275
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	223	202	177	193	7.17	6.51	5.68	6.20
Actual	- g	/ - oz	227	229	234	239	7.29	7.35	7.54	7.68
Target	- m≤	/ - ft≤	5.04	4.74	4.34	4.60	54.25	51.05	46.68	49.49
Actual	- m≤	/ - ft≤	5.03	5.17	4.92	5.18	54.13	55.66	52.92	55.74
FINANCIAL RESULTS (MILLION)										
Gold income			278	323	332	1,346	41	48	40	179
Cost of sales			257	272	262	1,069	38	40	31	143
Cash operating costs			219	232	218	916	32	35	26	123
Other cash costs			2	2	2	8	-	-	-	2
Total cash costs			221	234	220	924	32	35	26	125
Retrenchment costs			1	1	-	3	-	-	-	-
Rehabilitation and other non-cash costs			2	-	1	3	1	-	-	-
Production costs			224	235	221	930	33	35	26	125
Amortisation of mining assets			38	37	30	136	6	5	4	18
Inventory change			(5)	-	11	3	(1)	-	1	-
			21	51	70	277	3	8	9	36
Realised non-hedge derivatives			18	-	15	22	3	-	1	3
Adjusted operating profit			39	51	85	299	6	8	10	39
Capital expenditure [1]			89	128	105	483	13	19	13	64

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

SOUTH AFRICA REGION
WEST WITS

SAVUKA MINE				Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m≤	/ - 000 ft≤		39	45	41	166	422	480	439	1,784
Milled	- 000 tonnes	/ - 000 tons		185	228	261	1,003	204	252	287	1,106
Yield	- g / t	/ - oz / t		5.94	5.71	5.72	5.81	0.173	0.167	0.167	0.169
Gold produced	- kg	/ - oz (000)		1,099	1,304	1,492	5,825	35	42	48	187
Gold sold	- kg	/ - oz (000)		1,098	1,314	1,492	5,825	35	42	48	187
Price received	- R / kg	/ - $ / oz	- sold	91,858	87,643	91,546	88,482	423	405	343	365
Total cash costs [1]	- R	/ - $	- ton milled	580	623	569	583	78	84	62	70
	- R / kg	/ - $ / oz	- produced	98,153	109,090	99,382	100,458	451	504	371	416
Total production costs [1]	- R / kg	/ - $ / oz	- produced	122,819	129,603	107,884	112,814	564	599	403	468
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		138	130	120	125	4.43	4.18	3.86	4.03
Actual	- g	/ - oz		111	102	99	105	3.56	3.28	3.17	3.36
Target	- m≤	/ - ft≤		4.27	4.37	3.75	4.16	45.98	47.00	40.40	44.76
Actual	- m≤	/ - ft≤		3.95	3.49	2.69	2.98	42.56	37.52	28.98	32.02
FINANCIAL RESULTS (MILLION)											
Gold income				94	115	129	504	14	17	15	67
Cost of sales				131	174	160	671	19	26	19	90
Cash operating costs				106	152	158	625	16	23	19	83
Other cash costs				1	2	1	5	-	-	-	1
Total cash costs				107	154	159	630	16	23	19	84
Retrenchment costs				8	9	-	14	1	1	-	2
Rehabilitation and other non-cash costs				5	8	-	12	1	1	-	2
Production costs				120	171	159	656	18	25	19	88
Amortisation of mining assets				14	-	3	10	1	-	-	1
Inventory change				(3)	3	(2)	5	-	1	-	1
				(37)	(59)	(31)	(167)	(5)	(9)	(4)	(23)
Realised non-hedge derivatives				7	-	7	11	1	-	1	2
Adjusted operating profit				(30)	(59)	(24)	(156)	(4)	(9)	(3)	(21)
Capital expenditure [1]				14	44	28	151	2	6	3	20

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

47

ANGLOGOLD ASHANTI

SOUTH AFRICA REGION

WEST WITS

TAUTONA MINE	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
	Rand / Metric				Dollar / Imperial			
OPERATING RESULTS								
UNDERGROUND OPERATION								
Area mined - 000 m≤ / - 000 ft≤	70	81	78	305	756	876	835	3,286
Milled - 000 tonnes / - 000 tons	375	416	426	1,663	413	459	469	1,833
Yield - g / t / - oz / t	12.17	12.21	11.10	12.09	0.355	0.356	0.324	0.353
Gold produced - kg / - oz (000)	4,558	5,086	4,724	20,106	146	164	152	646
Gold sold - kg / - oz (000)	4,557	5,089	4,724	20,105	147	164	152	646
Price received - R / kg / - $ / oz - sold	91,932	87,832	91,453	88,180	424	407	342	366
Total cash costs [1] - R / - $ - ton milled	587	495	492	508	78	67	54	61
- R / kg / - $ / oz - produced	48,283	40,559	44,312	42,047	222	187	165	174
Total production costs [1] - R / kg / - $ / oz - produced	60,523	49,016	51,642	49,836	278	226	193	207
PRODUCTIVITY PER EMPLOYEE								
Target - g / - oz	328	285	293	294	10.54	9.16	9.41	9.46
Actual - g / - oz	315	301	278	297	10.11	9.67	8.95	9.56
Target - m≤ / - ft≤	4.94	4.34	4.50	4.49	53.15	46.76	48.39	48.28
Actual - m≤ / - ft≤	4.85	4.82	4.57	4.52	52.20	51.85	49.21	48.60
FINANCIAL RESULTS (MILLION)								
Gold income	391	444	411	1,738	58	66	49	232
Cost of sales	265	257	247	1,021	39	38	29	136
Cash operating costs	218	227	230	932	32	34	28	124
Other cash costs	2	2	2	9	-	-	-	1
Total cash costs	220	229	232	941	32	34	28	125
Retrenchment costs	5	1	-	2	1	-	-	-
Rehabilitation and other non-cash costs	4	1	1	4	1	-	-	1
Production costs	229	231	233	947	34	34	28	126
Amortisation of mining assets	47	18	10	55	7	3	1	7
Inventory change	(11)	8	4	19	(2)	1	-	3
	126	187	164	717	19	28	20	96
Realised non-hedge derivatives	28	3	20	35	4	-	2	4
Adjusted operating profit	154	190	184	752	23	28	22	100
Capital expenditure [1]	66	422	50	588	10	57	6	78

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

EAST AND WEST AFRICA REGION

		Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
GEITA - Attributable 50%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	3,036	3,021	2,309	11,364	3,971	3,951	3,020	14,864
Mined	- 000 tonnes / - 000 tons	7,792	7,758	6,208	29,935	8,589	8,551	6,844	32,998
Treated	- 000 tonnes / - 000 tons	721	691	698	2,852	794	761	770	3,144
Stripping ratio	- t (mined total - mined ore) / t mined ore	10.53	8.52	10.98	9.53	10.53	8.52	10.98	9.53
Yield	- g / t / - oz / t	4.02	5.26	2.83	3.60	0.117	0.153	0.083	0.105
Gold produced	- kg / - oz (000)	2,895	3,635	1,976	10,280	93	117	64	331
Gold sold	- kg / - oz (000)	2,895	3,635	1,976	10,280	93	117	64	331
Price received	- R / kg / - $ / oz - sold	75,435	73,902	82,334	77,382	347	340	308	326
Total cash costs	- R / kg / - $ / oz - produced	41,193	29,493	58,063	44,248	190	136	217	183
Total production costs	- R / kg / - $ / oz - produced	51,075	38,544	68,758	53,779	235	178	257	223
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,360	1,593	1,360	1,467	43.71	51.20	43.73	47.18
Actual	- g / - oz	1,333	1,727	1,076	1,278	42.85	55.51	34.61	41.10
FINANCIAL RESULTS (MILLION)									
Gold income		216	266	160	787	32	39	19	107
Cost of sales		146	142	135	553	22	20	16	74
Cash operating costs		109	97	108	421	16	14	13	56
Other cash costs		10	11	7	34	2	2	1	5
Total cash costs		119	108	115	455	18	16	14	61
Rehabilitation and other non-cash costs		1	1	2	6	-	-	-	1
Production costs		120	109	117	461	18	16	14	62
Amortisation of mining assets		28	31	19	92	4	4	2	12
Inventory change		(2)	2	(1)	-	-	-	-	-
		70	124	25	234	10	19	3	33
Realised non-hedge derivatives		3	2	3	8	-	-	-	1
Adjusted operating profit		73	126	28	242	10	19	3	34
Capital expenditure		6	20	15	75	1	3	2	10

AngloGold Ashanti

EAST AND WEST AFRICA REGION

		Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
MORILA - Attributable 40%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	994	893	951	3,613	1,300	1,168	1,243	4,726
Mined	- 000 tonnes / - 000 tons	2,696	2,382	2,383	9,364	2,972	2,626	2,626	10,322
Treated	- 000 tonnes / - 000 tons	318	337	332	1,306	350	371	366	1,440
Stripping ratio	- t (mined total - mined ore) / t mined ore	5.59	5.23	3.87	4.77	5.59	5.23	3.87	4.77
Yield	- g / t / - oz / t	4.19	4.41	8.93	7.56	0.122	0.129	0.260	0.221
Gold produced	- kg / - oz (000)	1,332	1,487	2,966	9,878	43	48	95	318
Gold sold	- kg / - oz (000)	1,287	1,530	2,903	9,878	41	49	93	318
Price received	- R / kg / - $ / oz - sold	81,026	78,552	90,035	84,739	374	367	339	345
Total cash costs	- R / kg / - $ / oz - produced	34,345	39,099	22,415	26,086	158	182	84	108
Total production costs	- R / kg / - $ / oz - produced	54,949	62,447	39,170	43,298	253	290	147	179
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	2,281	3,024	3,502	3,495	73.33	97.22	112.60	112.37
Actual	- g / - oz	1,822	2,007	4,337	3,469	58.59	64.53	139.43	111.52
FINANCIAL RESULTS (MILLION)									
Gold income		103	120	261	836	15	18	32	110
Cost of sales		69	92	116	426	10	14	14	57
Cash operating costs		38	50	48	199	6	8	6	26
Other cash costs		7	8	18	59	1	1	2	8
Total cash costs		45	58	66	258	7	9	8	34
Rehabilitation and other non-cash costs		2	3	1	7	-	-	-	1
Production costs		47	61	67	265	7	9	8	35
Amortisation of mining assets		26	31	49	163	4	5	6	22
Inventory change		(4)	-	-	(2)	(1)	-	-	-
		34	28	145	410	5	4	18	53
Realised non-hedge derivatives		1	-	1	1	-	-	-	-
Adjusted operating profit		35	28	146	411	5	4	18	53
Capital expenditure		3	7	10	36	-	1	1	4

50

EAST AND WEST AFRICA REGION

NAVACHAB		Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
		Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	-	374	364	1,397	-	489	476	1,827
Mined	- 000 tonnes / - 000 tons	1	960	974	3,792	1	1,058	1,073	4,179
Treated	- 000 tonnes / - 000 tons	299	321	310	1,314	329	354	341	1,448
Stripping ratio	- t (mined total - mined ore) / t mined ore	-	1.86	1.83	1.89	-	1.86	1.83	1.89
Yield	- g / t / - oz / t	1.54	1.61	1.82	1.75	0.045	0.047	0.053	0.051
Gold produced	- kg / - oz (000)	460	518	564	2,299	15	16	18	73
Gold sold	- kg / - oz (000)	460	579	564	2,263	15	19	18	72
Price received	- R / kg / - $ / oz - sold	87,867	85,108	93,283	87,491	406	393	347	361
Total cash costs	- R / kg / - $ / oz - produced	65,487	75,347	63,763	65,782	302	349	238	274
Total production costs	- R / kg / - $ / oz - produced	70,177	87,787	66,278	70,801	324	407	248	296
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	521	587	604	604	16.76	18.88	19.41	19.43
Actual	- g / - oz	732	439	502	493	23.52	14.12	16.13	15.86
FINANCIAL RESULTS (MILLION)									
Gold income		41	49	53	198	6	7	6	26
Cost of sales		33	43	21	143	5	6	2	19
Cash operating costs		30	39	20	134	4	6	2	18
Other cash costs		-	-	-	1	-	-	-	-
Total cash costs		30	39	20	135	4	6	2	18
Rehabilitation and other non-cash costs		1	5	-	5	1	1	-	1
Production costs		31	44	20	140	5	7	2	19
Amortisation of mining assets		2	2	1	6	-	-	-	1
Inventory change		-	(3)	-	(3)	-	(1)	-	(1)
		8	6	32	55	1	1	4	7
Realised non-hedge derivatives		-	-	-	-	-	-	-	-
Adjusted operating profit		8	6	32	55	1	1	4	7
Capital expenditure		4	1	4	17	1	-	1	2

AngloGold Ashanti

EAST AND WEST AFRICA REGION

		Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
SADIOLA - Attributable 38%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	819	1,153	921	3,873	1,072	1,509	1,205	5,065
Mined	- 000 tonnes / - 000 tons	1,545	2,035	1,710	7,085	1,703	2,244	1,885	7,810
Treated	- 000 tonnes / - 000 tons	439	515	451	1,927	484	567	497	2,124
Stripping ratio	- t (mined total - mined ore) / t mined ore	1.31	1.64	2.88	2.25	1.31	1.64	2.88	2.25
Yield	- g / t / - oz / t	3.15	3.04	2.72	2.77	0.092	0.089	0.079	0.081
Gold produced	- kg / - oz (000)	1,385	1,566	1,226	5,340	45	50	40	172
Gold sold	- kg / - oz (000)	1,394	1,580	1,337	5,353	45	51	42	172
Price received	- R / kg / - $ / oz - sold	88,501	84,710	94,949	88,602	408	395	356	369
Total cash costs	- R / kg / - $ / oz - produced	46,977	48,008	55,431	50,450	216	223	207	210
Total production costs	- R / kg / - $ / oz - produced	59,859	62,869	72,075	65,940	276	292	269	275
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	2,061	2,612	2,073	2,280	66.28	83.97	66.64	73.31
Actual	- g / - oz	1,907	2,270	1,808	1,954	61.30	72.99	58.14	62.82
FINANCIAL RESULTS (pILLION)									
Gold income		123	135	127	472	18	20	15	63
Cost of sales		82	100	94	352	12	15	11	47
Cash operating costs		56	66	59	236	8	10	7	32
Other cash costs		9	9	9	33	1	1	1	4
Total cash costs		65	75	68	269	9	11	8	36
Rehabilitation and other non-cash costs		1	1	1	4	-	-	-	1
Production costs		66	76	69	273	9	11	8	37
Amortisation of mining assets		17	22	19	79	3	3	2	11
Inventory change		(1)	2	6	-	-	1	1	(1)
		41	35	33	120	6	5	4	16
Realised non-hedge derivatives		-	(1)	-	2	-	-	-	-
Adjusted operating profit		41	34	33	122	6	5	4	16
Capital expenditure		8	11	8	29	1	2	1	4

EAST AND WEST AFRICA REGION

		Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
YATELA - Attributable 40%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
HEAP LEACH OPERATION									
Volume mined	- 000 bcm / - 000 bcy	1,352	1,863	858	4,452	1,769	2,437	1,122	5,823
Mined	- 000 tonnes / - 000 tons	2,967	3,683	1,744	8,847	3,271	4,060	1,922	9,752
Placed [1]	- 000 tonnes / - 000 tons	258	272	296	1,035	284	300	326	1,141
Stripping ratio	- t (mined total - mined ore) / t mined ore	6.70	10.54	6.59	8.75	6.70	10.54	6.59	8.75
Yield [2]	- g / t / - oz / t	3.58	2.22	2.80	2.84	0.104	0.065	0.082	0.083
Gold placed [3]	- kg / - oz (000)	922	605	829	2,940	30	19	27	95
Gold produced	- kg / - oz (000)	635	514	665	2,712	20	17	21	87
Gold sold	- kg / - oz (000)	566	553	673	2,757	18	18	22	89
Price received	- R / kg / - $ / oz - sold	87,528	85,400	94,261	87,871	405	395	355	361
Total cash costs	- R / kg / - $ / oz - produced	59,557	69,379	54,197	56,633	274	322	204	235
Total production costs	- R / kg / - $ / oz - produced	73,064	111,731	72,761	80,033	338	519	273	334
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	937	947	1,221	1,231	30.13	30.46	39.27	39.59
Actual	- g / - oz	730	646	1,112	949	23.47	20.77	35.75	30.50
FINANCIAL RESULTS (MILLION)									
Gold income		50	47	63	242	7	7	8	32
Cost of sales		43	59	50	218	6	9	6	29
Cash operating costs		34	32	31	136	5	5	4	18
Other cash costs		4	3	5	18	1	1	1	2
Total cash costs		38	35	36	154	6	6	5	20
Rehabilitation and other non-cash costs		1	2	1	5	-	-	-	1
Production costs		39	37	37	159	6	6	5	21
Amortisation of mining assets		7	20	11	58	1	3	1	8
Inventory change		(3)	2	2	1	(1)	-	-	-
		7	(12)	13	24	1	(2)	2	3
Realised non-hedge derivatives		-	-	-	-	-	-	-	-
Adjusted operating profit		7	(12)	13	24	1	(2)	2	3
Capital expenditure		6	3	11	43	1	-	1	6

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

ANGLOGOLD ASHANTI

NORTH AMERICA REGION

		Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
CRIPPLE CREEK & VICTOR J.V.		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	14,434	13,631	10,839	47,419	15,911	15,026	11,947	52,270
Placed [1]	- 000 tonnes / - 000 tons	4,432	4,627	3,626	17,102	4,885	5,101	3,997	18,851
Stripping ratio	- t (mined total - mined ore) / t mined ore	2.13	2.24	2.37	2.06	2.13	2.24	2.37	2.06
Yield [2]	- g / t / - oz / t	0.67	0.65	0.78	0.67	0.020	0.019	0.023	0.020
Gold placed [3]	- kg / - oz (000)	2,972	3,027	2,825	11,484	96	97	91	369
Gold produced	- kg / - oz (000)	2,237	2,374	1,957	8,830	72	76	63	283
Gold sold	- kg / - oz (000)	2,306	2,303	1,957	8,758	74	74	63	282
Price received	- R / kg / - $ / oz - sold	65,879	70,600	87,521	82,238	302	328	324	340
Total cash costs [4]	- R / kg / - $ / oz - produced	45,307	43,794	50,739	47,992	208	203	188	199
Total production costs	- R / kg / - $ / oz - produced	64,726	66,764	80,711	74,864	297	310	299	310
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	2,696	3,659	2,150	2,895	86.69	117.63	69.13	93.07
Actual	- g / - oz	2,383	2,458	2,054	2,261	76.60	79.03	66.04	72.68
FINANCIAL RESULTS (MILLION)									
Gold income		153	158	171	697	23	24	20	93
Cost of sales		145	159	158	661	22	24	19	88
Cash operating costs		129	138	140	569	19	21	17	76
Other cash costs		5	3	6	18	1	-	1	2
Total cash costs		134	141	146	587	20	21	18	78
Rehabilitation and other non-cash costs		(7)	(9)	(10)	(41)	(1)	(1)	(1)	(5)
Production costs		127	132	136	546	19	20	17	73
Amortisation of mining assets		74	64	69	278	11	9	8	37
Inventory change		(56)	(37)	(47)	(163)	(8)	(5)	(6)	(22)
		8	(1)	13	36	1	-	1	5
Realised non-hedge derivatives		(1)	5	-	24	-	1	-	3
Adjusted operating profit		7	4	13	60	1	1	1	8
Capital expenditure		16	14	47	181	2	3	6	24

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

SOUTH AMERICA REGION

		Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
MORRO VELHO		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - 000 tons	185	203	223	879	204	224	245	969
Treated	- 000 tonnes / - 000 tons	189	200	216	875	208	221	240	964
Yield	- g / t / - oz / t	7.77	8.00	7.07	7.22	0.227	0.233	0.206	0.211
Gold in ore	- kg / - oz (000)	1,580	1,723	1,665	6,797	51	55	54	219
Gold produced	- kg / - oz (000)	1,468	1,603	1,537	6,313	47	52	49	203
SURFACE AND DUMP RECLAMATION									
Treated	- 000 tonnes / - 000 tons	-	13	-	37	-	15	-	41
Yield	- g / t / - oz / t	-	2.14	-	1.99	-	0.063	-	0.058
Gold produced	- kg / - oz (000)	-	29	-	74	-	1	-	2
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	47	135	90	734	52	149	99	809
Treated	- 000 tonnes / - 000 tons	17	13	13	46	18	15	14	51
Stripping ratio	- t (mined total - mined ore) / t mined ore	1.72	9.13	5.82	14.82	1.72	9.13	5.82	14.82
Yield	- g / t / - oz / t	3.97	3.74	4.14	3.67	0.116	0.109	0.121	0.107
Gold in ore	- kg / - oz (000)	71	53	57	179	2	2	2	6
Gold produced	- kg / - oz (000)	66	50	54	170	2	1	2	5
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	209	646	395	3,241	230	712	436	3,573
Placed [1]	- 000 tonnes / - 000 tons	20	45	14	128	22	49	15	141
Stripping ratio	- t (mined total - mined ore) / t mined ore	8.81	12.82	27.27	23.89	8.81	12.82	27.27	23.89
Yield [2]	- g / t / - oz / t	3.71	2.75	3.97	2.79	0.108	0.080	0.116	0.081
Gold placed [3]	- kg / - oz (000)	76	123	56	358	2	4	2	11
Gold produced	- kg / - oz (000)	100	217	58	535	3	7	2	18
TOTAL									
Yield	- g / t / - oz / t	7.47	7.40	6.90	6.84	0.218	0.216	0.201	0.200
Gold produced	- kg / - oz (000)	1,634	1,899	1,649	7,092	52	61	53	228
Gold sold	- kg / - oz (000)	1,645	1,922	1,689	7,151	53	62	54	230
Price received	- R / kg / - $ / oz - sold	76,267	73,918	101,409	86,794	350	341	380	358
Total cash costs	- R / kg / - $ / oz - produced	30,240	31,247	33,977	33,866	139	144	127	141
Total production costs	- R / kg / - $ / oz - produced	42,576	44,411	49,924	48,082	196	205	186	199
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	505	505	406	449	16.23	16.23	13.04	14.44
Actual	- g / - oz	521	523	413	461	16.76	16.83	13.29	14.82
FINANCIAL RESULTS (MILLION)									
Gold income		137	152	157	610	19	22	19	80
Cost of sales		70	84	84	339	10	13	10	45
Cash operating costs		48	58	54	234	7	9	7	31
Other cash costs		1	2	2	6	-	-	-	1
Total cash costs		49	60	56	240	7	9	7	32
Rehabilitation and other non-cash costs		-	5	2	10	-	1	-	1
Production costs		49	65	58	250	7	10	7	33
Amortisation of mining assets		20	20	25	91	3	3	3	12
Inventory change		1	(1)	1	(2)	-	-	-	-
		67	68	73	271	9	9	9	35
Realised non-hedge derivatives		(5)	(2)	14	18	(1)	-	2	2
Adjusted operating profit		62	66	87	289	8	9	11	37
Capital expenditure		34	57	39	192	5	8	5	25

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

SOUTH AMERICA REGION

		Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
CERRO VANGUARDIA - Attributable 92.50%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	3,923	4,401	3,206	15,958	4,325	4,851	3,534	17,591
Treated	- 000 tonnes / - 000 tons	189	250	219	910	208	276	241	1,003
Stripping ratio	- t (mined total - mined ore) / t mined ore	19.24	18.79	16.02	18.49	19.24	18.79	16.02	18.49
Yield	- g / t / - oz / t	5.81	7.25	8.56	7.15	0.169	0.212	0.250	0.208
Gold in ore	- kg / - oz (000)	1,110	1,902	1,934	6,783	36	61	62	218
Gold produced	- kg / - oz (000)	1,097	1,814	1,873	6,501	35	58	60	209
Gold sold	- kg / - oz (000)	1,215	1,652	1,894	6,443	39	53	61	207
Price received	- R / kg / - $ / oz - sold	80,058	77,824	89,513	82,771	367	359	333	340
Total cash costs	- R / kg / - $ / oz - produced	42,188	29,971	32,131	34,630	184	138	120	143
Total production costs	- R / kg / - $ / oz - produced	73,323	57,735	58,057	63,100	337	267	216	261
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	727	1,762	1,656	1,674	23.36	56.66	53.26	53.81
Actual	- g / - oz	628	1,134	1,269	1,077	20.21	36.47	40.80	34.63
FINANCIAL RESULTS (MILLION)									
Gold income		101	131	178	556	15	20	21	74
Cost of sales		83	96	106	398	12	14	13	53
Cash operating costs		34	42	47	179	5	6	5	24
Other cash costs		10	12	13	46	2	2	2	6
Total cash costs		44	54	60	225	7	8	7	30
Rehabilitation and other non-cash costs		-	3	1	5	-	-	-	1
Production costs		44	57	61	230	7	8	7	31
Amortisation of mining assets		36	48	48	180	5	7	6	24
Inventory change		3	(9)	(3)	(12)	-	(1)	-	(2)
		18	35	72	158	3	6	8	21
Realised non-hedge derivatives		(1)	4	6	18	-	1	1	2
Adjusted operating profit		17	39	78	176	3	7	9	23
Capital expenditure		14	17	7	72	2	2	1	10

SOUTH AMERICA REGION

			Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
SERRA GRANDE - Attributable 50%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	94	94	94	374	104	104	103	412
Treated	- 000 tonnes	/ - 000 tons	92	91	93	374	101	100	103	412
Yield	- g / t	/ - oz / t	7.65	7.80	7.90	7.88	0.223	0.228	0.230	0.230
Gold in ore	- kg	/ - oz (000)	734	744	770	3,054	24	24	25	99
Gold produced	- kg	/ - oz (000)	700	708	736	2,947	23	23	24	95
Gold sold	- kg	/ - oz (000)	727	761	703	2,939	23	24	23	94
Price received	- R / kg	/ - $ / oz - sold	74,158	73,617	100,981	86,757	343	340	377	357
Total cash costs	- R / kg	/ - $ / oz - produced	28,127	28,362	24,914	26,241	130	131	93	109
Total production costs	- R / kg	/ - $ / oz - produced	38,096	38,570	40,426	39,323	175	178	151	163
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	815	825	880	874	26.20	26.53	28.29	28.08
Actual	- g	/ - oz	840	863	947	926	26.99	27.74	30.46	29.77
FINANCIAL RESULTS (MILLION)										
Gold income			60	60	66	252	9	9	8	34
Cost of sales			28	29	29	115	4	4	3	15
Cash operating costs			19	19	18	74	3	3	2	10
Other cash costs			1	1	1	3	-	-	-	-
Total cash costs			20	20	19	77	3	3	2	10
Rehabilitation and other non-cash costs			-	(1)	-	-	-	-	-	-
Production costs			20	19	19	77	3	3	2	10
Amortisation of mining assets			7	8	11	39	1	1	1	5
Inventory change			1	2	(1)	(1)	-	-	-	-
			32	31	37	137	5	5	5	19
Realised non-hedge derivatives			(1)	(1)	5	3	-	-	-	-
Adjusted operating profit			31	30	42	140	5	5	5	19
Capital expenditure			5	9	3	25	1	1	-	3

AngloGold Ashanti

AUSTRALIA REGION

SUNRISE DAM				Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003	Quarter ended March 2004	Quarter ended December 2003	Quarter ended March 2003	Year ended December 2003
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/ - 000 bcy		4,011	5,027	3,704	20,500	5,247	6,575	4,845	26,815
Treated	- 000 tonnes	/ - 000 tons		948	952	844	3,564	1,045	1,049	930	3,929
Stripping ratio	- t (mined total - mined ore) / t mined ore			14.40	14.78	11.61	15.92	14.40	14.78	11.61	15.92
Yield	- g / t	/ - oz / t		2.84	3.03	3.52	3.12	0.083	0.089	0.103	0.091
Gold produced	- kg	/ - oz (000)		2,693	2,889	2,968	11,122	87	93	95	358
Gold sold	- kg	/ - oz (000)		2,695	2,862	2,785	11,084	87	92	90	357
Price received	- R / kg	/ - $ / oz	- sold	103,623	91,460	99,986	91,894	480	425	374	381
Total cash costs	- R / kg	/ - $ / oz	- produced	59,584	49,767	52,923	55,073	274	230	198	228
Total production costs	- R / kg	/ - $ / oz	- produced	74,051	65,980	68,223	71,196	341	305	255	295
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		2,150	3,045	3,070	3,109	69.12	97.89	98.71	99.96
Actual	- g	/ - oz		2,526	2,895	3,185	2,937	81.22	93.07	102.40	94.42
FINANCIAL RESULTS (MILLION)											
Gold income				246	240	266	981	37	36	32	131
Cost of sales				207	183	209	801	31	28	25	107
Cash operating costs				155	137	151	588	23	21	18	79
Other cash costs				6	6	6	25	1	1	1	3
Total cash costs				161	143	157	613	24	22	19	82
Rehabilitation and other non-cash costs				2	2	2	7	-	-	-	1
Production costs				163	145	159	620	24	22	19	83
Amortisation of mining assets				37	45	44	172	6	7	5	23
Inventory change				7	(7)	6	9	1	(1)	1	1
				39	57	57	180	6	8	7	24
Realised non-hedge derivatives				33	21	13	37	5	4	1	5
Adjusted operating profit				72	78	70	217	11	12	8	29
Capital expenditure				39	67	25	148	6	9	3	20

ANGLOGOLD ASHANTI
merger

Completion of the transaction

On Friday, 23 April 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold will acquire the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. The new company was listed on the Ghana Stock Exchange on Tuesday, 27 April 2004.

Integration update

Significant progress has been made across the broad range of issues necessary to be addressed in order to effectively and efficiently merge the two companies. Importantly, in the two key areas of production and finance, structures are now in place with clean lines of accountability and clear plans to achieve operating and financial targets. Dan Owiredu, formerly Managing Director of Obuasi has been appointed Chief Operating Officer for the Ashanti operations and Nigel Trevarthen, formerly General Manager at Great Noligwa, has taken up his new position as Managing Director of Obuasi.

At Obuasi, orders for some of the new mining equipment required to improve mining efficiencies have been placed and one unit has already been delivered. Similarly, new drill rigs necessary to increase drilled reserved have been ordered. Progress is also being made in the improvement of mine ventilation, mine planning and metallurgical efficiencies.

In the important area of health care, AngloGold health care professionals have made a start to developing a strategy for managing malaria on and around the operations and work has begun on the required hospital improvement programmes.

Similarly, plans are now in place for upgrading training facilities and programmes. In several areas, including legal and company secretarial services and human resources, former Ashanti professional staff will be relocating to AngloGold Ashanti's Johannesburg corporate office and AngloGold staff will move to Ghana, ensuring that identified synergy opportunities are exploited.

ASHANTI results for the quarter ended 31 March 2004
The results detailed below have not been included in this quarterly report.

In the first quarter of 2004, Ashanti's attributable production was 355,000oz compared to 363,000oz in the corresponding period in 2003. The total cash cost was $261/oz compared to $234/oz achieved in the corresponding period in 2003. The increase in total cash costs was largely attributable to reduced gold production at Obuasi, Bibiani, Siguiri and Freda-Rebecca and increased contract mining costs at the Geita mine.

At **Obuasi**, gold production was 14% lower than in the first quarter of 2003 because of lower grades obtained from the underground mine and reduced recovery from the open-pit transitional material which was processed at the oxide treatment plant.

Gold production at **Iduapriem** increased by 28% as compared to 2003, as a result of the increased milling capacity and an improvement in the feed grade.

At **Bibiani**, lower grade stockpile material is being processed whilst repair work is being undertaken on the high wall slip which occurred in the main pit in November 2003 and this resulted in gold production being 18% below that of 2003.

At **Siguiri**, third layer stacking, which commenced at the end of 2003, slowed solution reticulation rates on the leach pads resulting in a 17% decrease in gold production relative to the first quarter of 2003 and an increase in gold inventory on the leach pads.

Difficult economic conditions in Zimbabwe impacted gold production at the **Freda-Rebecca** mine where shortages of essential spares and consumables were experienced.

Geita's gold production for the quarter was 45% above that of 2003 because of the improvement in the feed grade and processed tonnage.

Capital expenditure for the quarter, excluding Geita, was $30.8m. This was spent principally on the Siguiri CIP project ($16.6m) which is on target for commissioning in the fourth quarter 2004 / first quarter 2005 and at Obuasi ($10.1m) on the purchase of new units for the trackless mining fleet, capital development and the equipping of the Brown Sub-Vertical Shaft.

ASHANTI results

	Quarter ended			Year ended
	Mar 2004	Dec 2004	Mar 2003	Dec 2003
US Dollar/Imperial	Gold produced – oz 000			
Ashanti	**355**	**409**	**363**	**1,529**
Obuasi	113	118	132	513
Iduapriem (Attributable 80%) and Teberebie (Attributable 90%)	51	61	40	207
Bidiani	42	53	51	213
Siguiri (Attributable 85%)	49	49	59	215
Freda-Rebecca	7	11	17	51
Geita (Attributable 50%)	93	117	64	330
US Dollar/Imperial	Total cash costs – $/oz			
Ashanti	**261**	**238**	**234**	**231**
Obuasi	261	268	217	229
Iduapriem (Attributable 80%) and Teberebie (Attributable 90%)	261	260	271	251
Bidiani	252	232	244	227
Siguiri (Attributable 85%)	335	362	250	291
Freda-Rebecca	764	341	266	268
Geita (Attributable 50%)	184	138	212	181

ANGLOGOLD ASHANTI LIMITED


Yatela
Sadiola
Mali
Guinea
Ghana
Siguiri
Morila
Bibiani
Iduapriem &
Teberebie South
Obuasi
U.S.A.
Cripple Creek
& Victor
Brazil
Serra
Grande
Morro
Velho
Argentina
Cerro Vanguardia
Geita
Tanzania
Freda
Rebecca
Zimbabwe
Namibia
Navachab
Republic of
South Africa
South African
Operations
Australia
Boddington
Sunrise Dam
Former
AngloGold operations
Former
Ashanti operations

Administrative **information**

ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
  JSE: ANG
  LSE: 79 LK
  NYSE: AU
  ASX: AGG
  GSE: AGA
  Euronext Paris: VA FP
  Euronext Brussels: ANG BB

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

Europe/Asia
Tomasz Nadrowski
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British   # American

Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane

Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Global BuyDIRECT^{SM}

BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLOGOLD
ASHANTI.

Certain forward-looking statements
Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission on 19 March 2004.